UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich www.credit-suisse.com Telephone +41 844 33 88 44 Telefax +41 44 333 88 77 media.relations@credit-suisse.com

Credit Suisse Group reports a 42% increase in third-quarter 2005 net income to CHF 1.9 billion versus the third quarter of 2004

Zurich, November 2, 2005 – Credit Suisse Group today reported net income of CHF 1,918 million for the third quarter of 2005, compared to CHF 1,351 million in the third quarter of 2004 and CHF 919 million in the second quarter of 2005. The Group's return on equity for the third quarter of 2005 was 20.1%, with a return on equity of 22.7% for the banking business and 11.9% for the insurance business. Basic earnings per share were CHF 1.67. Net new assets for the Group amounted to CHF 19.0 billion.

Financial Highlights

in CHF million	3Q2005	2Q2005	3Q2004	Change in %	Change in %
				vs 2Q2005	vs 3Q2004

Net revenues	15,510	14,101	11,935	10	30

Total operating expenses	6,996	7,178	5,933	(3)	18

Net income	1,918	919	1,351	109	42

Group return on equity	20.1%	9.8%	15.3%	-	-

Basic earnings per share (in CHF)	1.67	0.82	1.16	-	-

BIS tier 1 ratio	11.1%	10.9%	-	-	-

Oswald J. Gruebel, CEO of Credit Suisse Group, said, "The third-quarter result was satisfactory, as our Group benefited from increased levels of client activity and the active market environment. This was demonstrated by the substantial increase in our net income versus the third quarter of last year."

He added, "By building a global integrated bank that capitalizes on our strengths and expertise in investment banking, private banking and asset management, I am convinced that we will realize our ambition to achieve sustainable growth."

Banking Segments

Credit Suisse Group Banking Segment Results

in CHF million		3Q2005	2Q2005	3Q2004	Change in %	Change in %
					vs 2Q2005	vs 3Q2004

Private Banking	Net revenues	2,021	1,810	1,644	12	23
	Total op. expenses	1,125	1,084	994	4	13
	Net income	728	581	511	25	42

Corporate &	Net revenues	879	858	808	2	9
Retail Banking	Total op. expenses	551	548	527	1	5
	Net income	264	277	199	(5)	33

Institutional	Net revenues	4,303	3,335	3,083	29	40
Securities	Total op. expenses	3,399	3,891	2,780	(13)	22
	Net income	612	(408)	292	-	110

Wealth & Asset	Net revenues	1,250	1,570	809	(20)	55
Management	Total op. expenses	686	623	604	10	14
	Net income	101	245	30	(59)	237

Private Banking reported net income of CHF 728 million in the third quarter of 2005, an increase of 42% over the same period of 2004 and of 25% versus the second quarter of 2005. This result was driven primarily by strong asset-based and transaction-based revenues, which more than offset an increase in total operating expenses due to increased compensation and benefits - resulting mainly from higher performance-related compensation accruals - as well as strategic investments in international growth markets. The cost/income ratio improved to 55.7% in the third quarter of 2005 and the gross margin was 130.9 basis points, up 9.2 basis points from the third quarter of 2004 and up 5.3 basis points from the prior quarter.

Corporate & Retail Banking generated net income of CHF 264 million in the third quarter of 2005. This result reflects strong net revenues driven by higher commissions and fees and higher trading revenues, as well as the positive impact of the ongoing favorable credit environment. This corresponds to a 33% increase over the third quarter of 2004 and a decline of 5% versus the record result in the second quarter of 2005. The segment's return on average allocated capital was 19.8% for the third quarter of 2005 and the cost/income ratio was 62.7%, an improvement of 2.5 percentage points versus the same period of 2004 and of 1.2 percentage points versus the prior quarter.

Institutional Securities reported net income of CHF 612 million in the third quarter of 2005, an increase of 110% compared to the third quarter of 2004. This improvement reflects an increased focus on high-margin products and the generally favorable market environment. This result compares to a net loss of CHF 408 million in the second quarter of 2005, which included a CHF 624 million after-tax charge to increase the reserve for certain private litigation matters.

Excluding this litigation charge, net income would have risen by 183% quarter-on-quarter. The segment’s pre-tax margin (excluding minority interests) improved to 20.4% in the third quarter of 2005 from 7.7% in the same period of last year and the return on average allocated capital was 18.0%.

Wealth & Asset Management generated net income of CHF 101 million in the third quarter of 2005, an increase of 237% versus the third quarter of 2004 due primarily to higher revenues in key areas. The segment reported an increase in total operating expenses versus the same period of 2004, reflecting higher compensation and benefits expenses and higher other expenses. Compared to the second quarter of 2005, which included a particularly high level of private equity gains in Alternative Capital, net income declined by 59%. For the first nine months of 2005, net income increased 3% to CHF 481 million compared to the same period of 2004, despite somewhat lower year-to-date private equity gains which have varied from quarter to quarter.

Insurance Segments

Credit Suisse Group Insurance Segment Results

in CHF million		3Q2005	2Q2005	3Q2004	Change in %	Change in %
					vs 2Q2005	vs 3Q2004

Life & Pensions	Net revenues	4,246	3,714	2,915	14	46
	Total op. expenses	616	428	433	44	42
	Net income	96	116	164	(17)	(41)

Non-Life	Net revenues	3,029	2,979	2,853	2	6
	Total op. expenses	754	713	706	6	7
	Net income	190	137	198	39	(4)

Life & Pensions reported net income of CHF 96 million in the third quarter of 2005, reflecting solid technical results and business volumes. This result includes an adverse net impact after tax and policyholder participations of CHF 61 million related to the changes in actuarial assumptions and models. This was partly offset by a CHF 31 million increase in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years. As a result, reported third-quarter 2005 net income declined by CHF 68 million from CHF 164 million in the third quarter of 2004. This decline was also attributable to a CHF 72 million release of valuation allowances on deferred tax assets in the third quarter of 2004, which was higher than in the third quarter of 2005. The CHF 32 million reduction in year-to-date net income from CHF 370 million to CHF 338 million was attributable to these factors. In the third quarter of 2005, total business volume grew by 13% versus the same period of 2004 and gross premiums written increased by 10%. Insurance underwriting and acquisition expenses rose by 164%, driven by the above-mentioned changes in actuarial assumptions and models, and administration expenses were up by 4%. The net investment return backing traditional life policies totaled 4.9% in the third quarter of 2005 and the net current investment return was 3.6%.

Non-Life reported net income of CHF 190 million in the third quarter of 2005, down 4% versus the third quarter of 2004. This result was negatively affected by losses relating to unusually heavy rainfall and flooding in Switzerland, which had a negative impact of CHF 72 million after tax. Net income benefited from a release of CHF 132 million of the valuation allowance on deferred tax assets primarily in relation to tax loss carry-forwards created in prior years. Year-to-date, net income totaled CHF 452 million, an increase of 18% versus the same period of 2004, reflecting the ongoing focus on selective and controlled underwriting. In the third quarter of 2005, net premiums earned rose 6% versus the third quarter of 2004 and the combined ratio increased by 0.5 percentage points to 101.8%. Administration expenses fell by 1% compared to the third quarter of 2004, while insurance underwriting and acquisition expenses rose 9%. The expense ratio decreased by 0.4 percentage points versus the third quarter of 2004. Non-Life’s net investment return improved to 4.4% in the third quarter of 2005 and the net current investment return decreased slightly to 3.4%.

Net New Assets

Net New Assets and Assets under Management (AuM)

in CHF billion	Net New Assets	Total AuM	Change in AuM
	3Q2005	30.09.05	% vs 30.06.05

Private Banking	14.3	637.2	5.8
Corporate & Retail Banking	0.4	56.3	2.6

Institutional Securities	0.0	14.4	1.4
Wealth & Asset Management 1)	4.0	543.8	4.6

Life & Pensions	0.3	125.1	2.1
Non-Life	n/a	27.8	1.5

Credit Suisse Group	19.0	1,404.6	4.7

1) Excluding assets managed on behalf of other entities within Credit Suisse Group
n/a: not applicable

Private Banking reported net new assets of CHF 14.3 billion in the third quarter of 2005, with healthy inflows from strategic key markets in Asia and the European onshore business. With an annualized year-to-date growth rate of 8.4%, Private Banking exceeded its mid-term target of 5%. Wealth & Asset Management reported net new assets of CHF 4.0 billion, mainly reflecting new client accounts in Private Client Services and inflows in Credit Suisse Asset Management, driven primarily by solid business growth in Europe. Overall, Credit Suisse Group reported CHF 19.0 billion of net new assets in the third quarter. The Group’s total assets under management stood at CHF 1,404.6 billion as of September 30, 2005, up by 4.7% from June 30, 2005.

Management Change

Credit Suisse Group also announced today that Richard E. Thornburgh will be proposed for election to the Board of Directors of Credit Suisse Group at the Annual General Meeting in April 2006. He will step down from his current positions as a Member of the Executive Boards of Credit Suisse Group and Credit Suisse First Boston and as Executive Vice Chairman of Credit Suisse First Boston at the end of the year, after 30 years of loyal and distinguished service with Credit Suisse Group.

Outlook

Credit Suisse Group expects to see higher interest rates and increased market volatility in the fourth quarter of 2005. The Group anticipates that the global economy will remain robust as growth in Asia and Europe helps offset the pressure from higher energy costs and interest rates facing US consumers. Credit Suisse Group expects that oil and other commodities will continue to experience a correction within their longer-term uptrend.

Enquiries
Credit Suisse Group, Media Relations	Telephone	+41 844 33 88 44
Credit Suisse Group, Investor Relations	Telephone	+41 44 333 31 69

For additional information on Credit Suisse Group’s results for the third quarter of 2005, please refer to the Group’s Quarterly Report Q3 2005, as well as the Group’s slide presentation for analysts and the press, which are available on the Internet at: www.credit-suisse.com/results

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 62,000 staff worldwide. As of September 30, 2005, it reported assets under management of CHF 1,404.6 billion.

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Presentation of Credit Suisse Group’s Third Quarter 2005 Results via Webcast and Telephone Conference

Date	Wednesday, November 2, 2005

Time	10.00 CET / 09.00 GMT / 04.00 EST

Speaker	Renato Fassbind, Chief Financial Officer of Credit Suisse Group

The presentation will be held in English.

Webcast	www.credit-suisse.com/results

Telephone	Europe:	+41 91 610 5600
	UK:	+44 207 107 0611
	USA:	+1 866 291 4166
	Reference:	‘Credit Suisse Group quarterly results’

Q&A	You will have the opportunity to ask questions during the telephone conference following the presentation.

Playback	Audio recording – available approximately three hours after the event at: www.credit-suisse.com/results

Telephone – available approximately three hours after the event; please dial:
	Europe:	+41 91 612 4330
	UK:	+44 207 108 6233
	USA:	+1 866 416 2558

Conference ID: 209#

Note	We recommend that you dial in approximately ten minutes before the start of the presentation for the webcast and telephone conference. Further instructions and technical test functions are now available on our website.

Letter to Shareholders 2005 Q3

Dear shareholders

Credit Suisse Group reported net income of CHF 1,918 million in the third quarter of 2005, as our businesses benefited from increased levels of client activity and the active market environment. Our third-quarter result is a substantial improvement compared to the same period of last year, when we produced net income of CHF 1,351 million. We are confident that we can build on this performance and deliver higher returns in the future.

The Group’s return on equity for the third quarter of 2005 was 20.1%, with a return on equity of 22.7% for the banking business and 11.9% for the insurance business. Basic earnings per share were CHF 1.67.

Third-quarter segment results

We would like to briefly present our third-quarter results in the individual banking and insurance segments in more detail.

Private Banking provides high-net-worth individuals in Switzerland and in numerous other markets around the world with wealth management products and services.

Private Banking reported net income of CHF 728 million in the third quarter of 2005, reflecting strong asset-based and transaction-based revenues as well as an increase in total operating expenses related partly to strategic investments in international growth markets. Net income increased by CHF 217 million, or 42%, compared to the third quarter of 2004 and by CHF 147 million, or 25%, compared to the previous quarter, supported by a favorable market environment and healthy levels of client activity.

Our third-quarter result in Private Banking highlights the progress we have made in the expansion of our international business. The segment generated total net new assets of CHF 14.3 billion, with healthy asset inflows from key markets in Asia and the European onshore business. Together with the 12% increase in net revenues versus the second quarter of 2005, this development reflects Private Banking’s favorable position in launching new products, building on its excellent service and advice capabilities.

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland.

Corporate & Retail Banking reported net income of CHF 264 million for the third quarter of 2005, representing an increase of CHF 65 million, or 33%, compared to the same period of the previous year. This result reflects strong net revenues driven by higher commissions and fees and higher trading revenues, as well as the positive impact of the ongoing favorable credit environment.

The Corporate & Retail Banking segment represents a significant part of our Swiss operations. As we become a fully integrated global bank, our Swiss home market will continue to make a major contribution to our results.

Institutional Securities provides securities and investment banking services to institutional, corporate and government clients worldwide.

Institutional Securities improved its pre-tax margin (excluding minority interests) to 20.4% in the third quarter of 2005 and increased its net income to CHF 612 million, compared to CHF 292 million in the third quarter of 2004. This improvement reflects an increased focus on high-margin products and the generally favorable market environment.

In investment banking, our advisory business has made significant progress with improved market share and rankings from 2004. Advisory fees, which include fees from mergers and acquisitions, increased significantly versus the previous quarter.

Strong revenues in debt underwriting primarily reflected higher results in investment grade capital markets and leveraged finance. Leveraged finance, which combines high yield bonds and syndicated lending, continues to be a strong contributor to results and we were well positioned to benefit from a shift in issuer activity from the high yield market to the syndicated loan market. In investment grade debt, we have increased profitability, as we focused our resources on the most attractive opportunities.

In equity capital markets, IPOs continue to be a high priority. They offer significant revenue synergies with other areas in investment banking, as well as creating cross-selling opportunities with Private Banking. Our expertise in this area is underscored by our leading league table ranking for global IPOs and has resulted in strong revenue growth. Key transactions for the third quarter of 2005 reflected the geographic and industry breadth of the equity franchise and included initial public offerings for RHM plc (UK food producer), Cyrela Brazil Realty S.A. (Brazilian real estate developer) and Panalpina World Transport (Holding) Ltd (Swiss provider of forwarding and logistics services) and a follow-on common stock offering for Google Inc. (US internet company). These examples demonstrate that we are successfully deploying our resources in the businesses in which we can achieve the best returns.

Our equity business had a strong quarter with improved trading results, higher customer flows and continued growth in prime services. In fixed income, we experienced a satisfactory quarter with growth in leveraged finance and residential mortgage revenues.

Wealth & Asset Management offers international asset management services – including a broad range of investment funds – to institutional and private investors. In addition, it provides financial advisory services to wealthy individuals and corporate clients.

Wealth & Asset Management reported net income of CHF 101 million for the third quarter of 2005, an increase of 237% compared to the third quarter of 2004. This improved result reflects higher revenues across key areas. Net income decreased by 59% compared to the second quarter of 2005, which included a particularly high level of private equity gains in Alternative Capital. While our quarter-on-quarter results can be somewhat volatile due to the level of private equity gains, the trend is smoother over time. For the first nine months of 2005, net income increased 3% to CHF 481 million compared to the same period of 2004.

This leads us to our insurance segments. Winterthur , Credit Suisse Group’s insurance unit, comprises two business lines. The Life & Pensions business line is a leading provider of life insurance and pension solutions for private and corporate clients. The Non-Life business line provides insurance products for private clients and small and medium-sized corporate clients.

The Life & Pensions business recorded net income of CHF 96 million for the quarter, down from CHF 164 million in the third quarter of 2004. This decrease was primarily due to a change in actuarial assumptions and models. Life & Pensions achieved improvements in its technical results and investment income compared to the third quarter of 2004. The Non-Life business recorded net income of CHF 190 million in the third quarter of 2005, down slightly from net income of CHF 198 million in the same period of last year, reflecting losses relating to the unusually heavy rainfall and flooding in Switzerland. We are continuing to manage Winterthur as a financial investment and are pleased with its operating performance.

Overall, the Group’s results for the third quarter demonstrate that we are making good progress against the strategic plans we have defined for our businesses. We are convinced that by creating an integrated and more focused banking business Credit Suisse Group will continue to increase its profitability and realize its full potential across the banking and insurance businesses.

Our strategy to integrate the banking businesses

While the business plans of our banking and insurance businesses display encouraging results in terms of future revenue growth, we are implementing a strategy that will allow us to focus even more intensively on our core strengths in investment banking, private banking and asset management.

Let us briefly summarize the aim of our strategy. The integration of our banking businesses will enable us to respond effectively to the changes that our industry will face in the future. With globalization and new technologies, our clients’ requirements are growing more complex and the way we operate as a bank is changing fundamentally. We are building an integrated global bank that will allow us to benefit from these changes, to capture new opportunities in our markets and to generate sustained and profitable growth. We expect the integration of our banking businesses to create synergies for revenue growth, improve efficiency and ultimately increase shareholder value.

A particular focus of our growth strategy is the expansion of our global business in order to seize growth opportunities in key international markets. In investment banking, our recent transactions in M&A and IPOs show the geographic breadth of our revenue streams, with highlights in growth regions such as Asia and Latin America. The leveraged finance business benefited from the expansion of the franchise in Europe and Asia. We have further developed our strong position in China and have gained a leadership position in M&A and IPOs in this dynamic market. We have also gained leading positions in other emerging markets such as Brazil, where our investment banking business ranks first in debt and equity issuance.

In Private Banking, we are also targeting Asia, where we anticipate that wealth will increase in line with the region’s rapidly expanding economy. In the Middle East and in Eastern Europe – especially in Russia – we expect to see significant levels of wealth creation. Latin America also remains a key region for Private Banking. Its market for wealth management is expected to experience rapid growth over the coming years. We also see significant growth potential in Europe. In addition, we are building our onshore presence through the creation of hubs in key regional centers such as Dubai, as well as with the opening of local representative offices in locations such as Bangkok (Thailand), Guangzhou (China) and St. Petersburg (Russia) in 2005.

We have the potential to do even better

Overall, in the third quarter of 2005, Credit Suisse Group made good progress in the implementation of its strategy and we demonstrated our ability to capitalize on increased client momentum and active market conditions. While we reported satisfactory results this quarter, we know that we have the potential to do even better. We are convinced that our integration strategy will create an organization that will enable us to capture opportunities for sustainable growth.

Outlook

We expect to see higher interest rates and increased market volatility in the fourth quarter of 2005. We anticipate that the global economy will remain robust as growth in Asia and Europe helps offset the pressure from higher energy costs and interest rates facing US consumers. Moreover, we expect that oil and other commodities will continue to experience a correction within their longer-term uptrend.

Yours sincerely

Walter B. Kielholz Oswald J. Grübel
Chairman of the Board of Directors Chief Executive Officer
November 2005

For a detailed presentation of Credit Suisse Group’s third quarter 2005 results please refer to the quarterly report.

Segment Reporting

Net income/(loss)
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Private Banking	728	581	511	1,994	1,857
Corporate & Retail Banking	264	277	199	815	644
Institutional Securities	612	(408)	292	744	1,044
Wealth & Asset Management	101	245	30	481	467
Life & Pensions	96	116	164	338	370
Non-Life	190	137	198	452	383
Corporate Center	(73)	(29)	(43)	(77)	(96)

Credit Suisse Group	1,918	919	1,351	4,747	4,669

Consolidated statements of income (unaudited)
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Interest and dividend income	10,445	10,123	7,621	3	37	29,382	23,257	26
Interest expense	(7,624)	(6,821)	(4,849)	12	57	(20,204)	(14,047)	44

Net interest income	2,821	3,302	2,772	(15)	2	9,178	9,210	0

Commissions and fees	3,797	3,483	3,307	9	15	10,519	10,288	2
Trading revenues	2,953	915	931	223	217	5,696	3,159	80
Realized gains/(losses) from investment securities, net	373	441	128	(15)	191	1,240	854	45
Insurance net premiums earned	4,522	4,373	4,187	3	8	16,644	16,277	2
Other revenues	1,044	1,587	610	(34)	71	3,396	2,694	26

Total noninterest revenues	12,689	10,799	9,163	18	38	37,495	33,272	13

Net revenues	15,510	14,101	11,935	10	30	46,673	42,482	10

Policyholder benefits, claims and dividends	5,681	5,111	4,308	11	32	18,897	17,017	11
Provision for credit losses	(48)	(29)	38	66	–	(113)	205	–

Total benefits, claims and credit losses	5,633	5,082	4,346	11	30	18,784	17,222	9

Insurance underwriting, acquisition and administration expenses	1,292	1,038	1,043	24	24	3,389	3,207	6
Banking compensation and benefits	3,595	3,098	2,802	16	28	9,989	9,317	7
Other expenses	2,109	3,041	2,075	(31)	2	6,941	5,894	18
Restructuring charges	0	1	13	(100)	(100)	1	77	(99)

Total operating expenses	6,996	7,178	5,933	(3)	18	20,320	18,495	10

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	2,881	1,841	1,656	56	74	7,569	6,765	12

Income tax expense	437	213	112	105	290	1,280	1,123	14
Minority interests, net of tax	510	708	205	(28)	149	1,519	872	74

Income from continuing operations before cumulative effect of accounting changes	1,934	920	1,339	110	44	4,770	4,770	0

Income/(loss) from discontinued operations, net of tax	(16)	(1)	12	–	–	(37)	(95)	(61)
Cumulative effect of accounting changes, net of tax	0	0	0	–	–	14	(6)	–

Net income	1,918	919	1,351	109	42	4,747	4,669	2

Return on equity - Group	20.1%	9.8%	15.3%	–	–	16.9%	17.7%	–

Earnings per share in CHF
Basic earnings per share	1.67	0.82	1.16	–	–	4.16	3.98	–
Diluted earnings per share	1.63	0.79	1.15	–	–	4.05	3.91	–

Key figures
in CHF m, except where indicated	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04

Assets under management in CHF bn	1,404.6	1,341.2	1,220.7	4.7	15.1

Total assets	1,326,755	1,287,169	1,089,485	3	22
Shareholders' equity	38,634	38,154	36,273	1	7

BIS tier 1 ratio	11.1%	10.9%	12.3%	–	–
BIS total capital ratio	13.9%	14.0%	16.6%	–	–

Market price per registered share in CHF	57.30	50.55	47.80	13	20
Market capitalization	62,181	55,443	53,097	12	17
Book value per share in CHF	35.60	34.79	32.65	2	9

Additional information

Additional information on the Credit Suisse Group’s third quarter 2005 results can be obtained in the Quarterly Report 3/05 and the analysts’ presentation, which are available on our website at: www.credit-suisse.com/results. The Quarterly Report (English only) can be ordered at Credit Suisse, ULLM 23, Uetlibergstrasse 231, 8070 Zurich, fax: +41 44 332 7294.

Cautionary Statement Regarding Forward-Looking Information

This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group Paradeplatz 8, P.O. Box 1, 8070 Zurich, Switzerland Tel. +41 44 212 1616, Fax +41 44 333 2587, www.credit-suisse.com

English 5520194

Quarterly Report 2005 Q3

Credit Suisse Group financial highlights
						9 months

in CHF m, except where indicated	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Consolidated income statement
Net revenues	15,510	14,101	11,935	10	30	46,673	42,482	10
Income from continuing operations before cumulative effect of accounting changes	1,934	920	1,339	110	44	4,770	4,770	–
Net income	1,918	919	1,351	109	42	4,747	4,669	2

Return on equity
Return on equity - Group	20.1%	9.8%	15.3%	–	–	16.9%	17.7%	–
Return on equity - Banking	22.7%	9.1%	14.2%	–	–	18.1%	19.1%	–
Return on equity - Winterthur	11.9%	11.3%	18.4%	–	–	11.7%	12.8%	–

Earnings per share
Basic earnings per share in CHF	1.67	0.82	1.16	–	–	4.16	3.98	–
Diluted earnings per share in CHF	1.63	0.79	1.15	–	–	4.05	3.91	–

Net new assets in CHF bn	19.0	16.2	4.7	–	–	50.6	29.4	–

in CHF m, except where indicated	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04

Assets under management in CHF bn	1,404.6	1,341.2	1,220.7	4.7	15.1

Consolidated balance sheet
Total assets	1,326,755	1,287,169	1,089,485	3	22
Shareholders' equity	38,634	38,154	36,273	1	7

Consolidated BIS capital data
Risk-weighted assets	239,604	238,181	199,249	1	20
Tier 1 ratio	11.1%	10.9%	12.3%	–	–
Total capital ratio	13.9%	14.0%	16.6%	–	–

Number of employees
Switzerland - banking segments	20,030	19,773	19,558	1	2
Switzerland - insurance segments	5,983	5,953	6,147	1	(3)
Outside Switzerland - banking segments	23,313	22,358	21,606	4	8
Outside Switzerland - insurance segments	13,460	13,497	13,221	0	2

Number of employees (full-time equivalents)	62,786	61,581	60,532	2	4

Stock market data
Market price per registered share in CHF	57.30	50.55	47.80	13	20
Market price per American Depositary Share in USD	44.48	39.14	42.19	14	5
Market capitalization	62,181	55,443	53,097	12	17
Market capitalization in USD m	48,269	42,929	46,865	12	3
Book value per share in CHF	35.60	34.79	32.65	2	9

Shares outstanding	1,085,178,424	1,096,802,759	1,110,819,481	(1)	(2)

Cover photo: Radames Mely III , HR Analyst, and Ken Wallace, Vice President IT Applications, both at Credit Suisse Asset Management based in New York.

Quarterly Report 2005 Q3
Message from the Chief Executive Officer
Dear shareholders, clients and colleagues
Credit Suisse Group
Factors affecting results of operations
Summary of segment results
Credit Suisse Group consolidated results
Credit Suisse Group structure
Risk Management
Private Banking
Corporate & Retail Banking
Institutional Securities
Wealth & Asset Management
Life & Pensions
Non-Life
Investments for Life & Pensions and Non-Life
Condensed consolidated financial statements – Credit Suisse Group
Consolidated balance sheets (unaudited)
Consolidated statements of changes in shareholders’ equity (unaudited)
Comprehensive income (unaudited)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows – continued (unaudited)
Summary of significant accounting policies
Basis of presentation
Share-based compensation
NEW ACCOUNTING PRONOUNCEMENTS
STANDARDS TO BE ADOPTED IN FUTURE PERIODS
Segment Reporting
Interest and dividend income and interest expense
Trading activities
Commissions and fees
Loans
Restructuring liabilities
Accumulated other comprehensive income
Earnings per share
Pension
Guarantees and commitments
Guarantees
Other commitments
Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
Litigation
Foreign currency translation rates
Information for investors
Enquiries

Cover photograph
The renowned Swiss photographic artist Beat Streuli (born 1957) captured images of Credit Suisse Group employees at various international locations during January and February 2005. The Group’s financial publications for 2005 are illustrated with the work that resulted from this project.

Message from the Chief Executive Officer

Oswald J. Grübel Chief Executive Officer Credit Suisse Group

Dear shareholders, clients and colleagues

Credit Suisse Group reported net income of CHF 1.9 billion in the third quarter of 2005, as our businesses benefited from increased levels of client activity and the active market environment. This performance reflects the progress we are making in refocusing our business. Our third-quarter result is a substantial improvement compared to the same period of last year, when we achieved net income of CHF 1.4 billion. I am confident that we can build on this performance and deliver higher returns in the future.

Our work to implement our strategy and to position our company for future growth has only just begun. We will focus on our core strengths in investment banking, private banking and asset management going forward. We are building an integrated global bank to capture new opportunities in our markets and to achieve sustainable growth. We will do this by combining the strengths of our businesses and the knowledge and expertise of our people and by exploiting synergies to advance our position in the global markets. We made good progress in the third quarter. The new organization will take effect from January 1, 2006.

Our third-quarter result in Private Banking highlights the progress we have made in the expansion of our international business. Private Banking generated total net new assets of CHF 14.3 billion, with healthy inflows from key markets in Asia and the European onshore business. Private Banking’s net income of CHF 728 million in the third quarter reflects strong asset-based and transaction-based revenues and an increase in total operating expenses related partly to strategic investments in international growth markets. This compares to net income of CHF 511 million in the same quarter of 2004 and to net income of CHF 581 million in the second quarter of 2005 and confirms that our Private Banking business is achieving increased growth and profitability.

As we become a fully integrated global bank, our Swiss home market will continue to make a major contribution to our results. In the third quarter of this year, Corporate & Retail Banking recorded net income of CHF 264 million, an increase of 33% over the same period of last year. Strong net revenues and the ongoing favorable credit environment were the main drivers of this good performance.

Institutional Securities increased its net income to CHF 612 million, compared to CHF 292 million in the third quarter of 2004. The pre-tax margin (excluding minority interests) continued to improve and stood at 20.4%. I am encouraged by these results and I am convinced that by delivering a more focused franchise, we will continue to advance this business and realize our full potential.

In investment banking, our advisory business has made significant progress with improved market share and rankings from 2004. Leveraged finance continues to be a strong contributor to results and we were well positioned to benefit from a shift in issuer activity from the high yield market to the syndicated loan market. In investment grade debt, we have increased profitability, as we focused our resources on the most attractive opportunities. In equity capital markets, IPOs continue to be a high priority. They offer significant revenue synergies with other areas in investment banking, as well as creating cross-selling opportunities with Private Banking. Our expertise in this area is underscored by our leading league table ranking for global IPOs and has resulted in strong revenue growth.

Our equity business had a strong quarter with improved trading results, higher customer flows and continued growth in prime services. In fixed income, we experienced a satisfactory quarter with growth in leveraged finance and residential mortgage revenues.

Wealth & Asset Management recorded net income of CHF 101 million in the third quarter, compared to net income of CHF 30 million in the same quarter of 2004. This improved result reflects higher revenues across all key areas.

Winterthur, our insurance business, reported a good performance in the third quarter of 2005. The Life & Pensions business reported net income of CHF 96 million for the quarter, down from CHF 164 million in the third quarter of 2004. This decrease was primarily due to a change in actuarial assumptions and models. Life & Pensions achieved improvements in its technical results and investment income compared to the third quarter of 2004. The Non-Life business recorded net income of CHF 190 million in the third quarter of 2005, down slightly from net income of CHF 198 million in the same period of last year, as the result was impacted by losses relating to the unusually heavy rainfall and flooding in Switzerland. We are continuing to manage Winterthur as a financial investment and are pleased with its operating performance.

In the third quarter of 2005, Credit Suisse Group demonstrated its ability to capitalize on increased client momentum and active market conditions. While we reported satisfactory results this quarter, we know that we have the potential to do even better. I am convinced that our integration strategy will create an organization that will enable us to capture opportunities for sustainable growth.

Outlook

We expect to see higher interest rates and increased market volatility in the fourth quarter of 2005. We anticipate that the global economy will remain robust as growth in Asia and Europe helps offset the pressure from higher energy costs and interest rates facing US consumers. Moreover, we expect that oil and other commodities will continue to experience a correction within their longer-term uptrend.

Yours sincerely

Oswald J. Grübel
November 2005

Credit Suisse Group

Credit Suisse Group recorded net income of CHF 1,918 million in the third quarter of 2005, an increase of CHF 567 million, or 42%, from its net income of CHF 1,351 million in the third quarter of 2004. The Group’s third-quarter results reflect increased net income across all its banking segments and lower net income in the insurance segments compared to the third quarter of 2004.

Factors affecting results of operations

The banking segments generally benefited from favorable market conditions in the third quarter of 2005, as the usual seasonal slowdown failed to materialize. The insurance segments continued to be challenged by the sustained low interest rate environment.

In the US, strong corporate earnings were partially overshadowed by increasing energy costs, rising short-term interest rates and uncertainty over the impact of the hurricanes on the US economy. As a result, the US equity markets posted modest increases during the third quarter, with lower equity trading volumes and higher volatilities. Major markets in the rest of the world appeared less impacted by the rising energy prices, with many indices showing strong increases. In Europe, both the Swiss Market Index and the Frankfurt DAX rose by approximately 10%, with higher volatility in the Swiss equity markets compared to the low levels experienced at the end of the previous quarter. The main Asian equity markets closed higher during the quarter with the most significant increases in Japan, South Korea and India. Compared to the third quarter of 2004, the Nikkei 225 market index recorded the most significant increase on indications that Japan was emerging from its economic slump.

The European Central Bank and Bank of Japan continued to hold their benchmark rates steady, while the Bank of England reduced its benchmark rate. The US Federal Reserve continued to increase short-term interest rates at a measured pace, with a target rate of 3.75% at the end of the third quarter, while the yield curve continued to flatten. Credit spreads tightened during the quarter, driving renewed favorable sentiment and higher levels of capital market activity. The Swiss franc closed largely flat against the US dollar although significant volatility was seen during the quarter.

The global credit environment remained favorable, with a corresponding positive impact on the Group’s provision for credit losses.

The volume of mergers and acquisitions in Europe outpaced activity in the US by a wide margin in the third quarter, with unusually strong levels of activity in September as the highest deal values of the year were recorded. Seven of the ten largest announced deals were in Europe. However, US merger and acquisitions activity remained robust leading to an increase in volumes in the US. Despite concerns over economic growth and rising interest rates, global debt and equity underwriting volumes rose during the third quarter compared to the third quarter of 2004.

Summary of segment results

Private Banking reported net income of CHF 728 million in the third quarter of 2005, an increase of CHF 217 million, or 42%, compared to the third quarter of 2004. Strong asset-based and transaction-based revenues, driven by a favorable market environment, contributed to this result. In addition, Private Banking again reported strong net new assets of CHF 14.3 billion in the third quarter of 2005.

Corporate & Retail Banking reported net income of CHF 264 million in the third quarter of 2005, an increase of CHF 65 million, or 33%, compared to the third quarter of 2004. Strong net revenues, strict cost management and an ongoing favorable credit environment were the main contributors to this result.

Institutional Securities reported net income of CHF 612 million in the third quarter of 2005, an increase of CHF 320 million, or 110%, compared to the third quarter of 2004, primarily reflecting higher revenues in the trading and investment banking businesses.

Wealth & Asset Management reported net income of CHF 101 million in the third quarter of 2005, an increase of CHF 71 million, or 237%, compared to the third quarter of 2004, with increased revenues in key business areas.

Both Institutional Securities and Wealth & Asset Management maintained a disciplined approach to compensation expenses, with a compensation to revenue ratio for the combined segments (excluding minority interest revenues) of 51.9% in the third quarter of 2005, compared to 53.2% in the third quarter of 2004, and unchanged compared to the second quarter of 2005.

Life & Pensions reported net income of CHF 96 million in the third quarter of 2005, a decrease of CHF 68 million, or 41%, compared to the third quarter of 2004, with solid technical results and business growth. Total business volume grew 13% with good contributions from traditional and unit-linked business. Net income was negatively impacted by a change in actuarial assumptions and models of CHF 61 million after tax and policyholder participations. However, this decrease was partially offset by an increase in the valuation of deferred tax assets (by decreasing the related valuation allowance) in relation to tax loss carry-forwards created in prior years.

Non-Life reported net income of CHF 190 million in the third quarter of 2005, a decrease of CHF 8 million, or 4%, compared to the third quarter of 2004, with an ongoing emphasis on selective and controlled underwriting. Solid results and an increase in the valuation of deferred tax assets (by decreasing the related valuation allowance) primarily in relation to tax loss carry-forwards created in prior years, offset the negative effects of the unusually heavy rainfall and flooding in Switzerland during August 2005.

Credit Suisse Group consolidated results

Net revenues

The Group reported net revenues of CHF 15,510 million in the third quarter of 2005, an increase of CHF 3,575 million, or 30%, compared to the third quarter of 2004.

Net interest income, which includes dividend income, of CHF 2,821 million was reported in the third quarter of 2005, an increase of CHF 49 million, or 2%, compared to the third quarter of 2004. Net interest income for the insurance segments improved by CHF 65 million due to lower interest expense and increased dividend receipts as corporations declared generally higher dividends in line with economic improvements. The result was also impacted by a decrease of CHF 73 million in Institutional Securities due largely to higher short-term borrowing costs. In comparison to the second quarter of 2005, net interest income declined by CHF 481 million, or 15%, due mainly to higher dividends received by Institutional Securities and Private Banking during the second quarter of 2005.

Commissions and fees rose by CHF 490 million, or 15%, to CHF 3,797 million compared to the third quarter of 2004. Institutional Securities reported an increase of CHF 266 million primarily in equity underwriting and advisory fees, due primarily to increased industry-wide activity. Private Banking’s commissions and fees increased by CHF 193 million, related mainly to higher asset-based commissions and increased brokerage volumes.

Trading revenues of CHF 2,953 million increased by CHF 2,022 million, or 217%, compared to the third quarter of 2004 and by CHF 2,038 million, or 223%, compared to the second quarter of 2005. As a result of the more favorable market environment for fixed income and equity trading, Institutional Securities recorded an increase in trading revenues of CHF 1,014 million compared to the third quarter of 2004, and of CHF 1,174 million compared to the second quarter of 2005. In addition, Private Banking benefited from strong trading execution as a result of higher levels of client activity. Life & Pensions recorded an increase of CHF 825 million compared to the third quarter of 2004, reflecting primarily the market appreciation of the underlying assets backing unit-linked products which is credited to policyholder account balances.

Net realized gains/(losses) from investment securities increased by CHF 245 million, or 191%, to CHF 373 million in the third quarter of 2005, due mainly to an increase in Life & Pensions. This was driven primarily by higher realizations on equity securities backing traditional life policies.

Insurance net premiums earned increased by CHF 335 million, or 8%, to CHF 4,522 million, compared to the third quarter of 2004. This increase was driven primarily by a positive sales performance in Life & Pensions in the Netherlands, Spain and Japan, as well as in the Swiss group life business.

Other revenues of CHF 1,044 million were reported in the third quarter of 2005, compared to CHF 610 million in the third quarter of 2004, representing an increase of CHF 434 million, or 71%. This increase was due partly to an increase in other revenues in Wealth & Asset Management, primarily from higher investment-related gains and revenues from consolidation of certain private equity funds attributable to minority interests as discussed under Minority interests below.

Total benefits, claims and credit losses

The Group reported a net release of provisions for credit losses of CHF 48 million in the third quarter of 2005, compared to a net expense of CHF 38 million in the third quarter of 2004, largely reflecting the ongoing favorable credit environment.

Compared to the third quarter of 2004, policyholder benefits, claims and dividends increased by CHF 1,373 million, or 32%, to CHF 5,681 million. This largely reflects an increase of CHF 918 million in additional investment income credited to policyholder account balances in Life & Pensions, as discussed under trading revenues above. In addition, Life & Pensions reported an increase of CHF 86 million in policyholder benefits, which was largely in line with the development in insurance net premiums earned. Non-Life reported an increase in policyholder benefits and claims expense of CHF 136 million, reflecting a charge of CHF 92 million relating to the impact of the heavy rainfall and flooding in Switzerland.

Total operating expenses

The Group reported total operating expenses of CHF 6,996 million in the third quarter of 2005, an increase of CHF 1,063 million, or 18%, compared to the third quarter of 2004. This increase was driven primarily by higher banking compensation and benefits as well as an increase in insurance underwriting, acquisition and administration expenses in Life & Pensions. Compared to the second quarter of 2005, total operating expenses decreased by CHF 182 million, or 3%, with an increase in banking compensation and benefits and insurance underwriting, acquisition and administration expenses, offset by a decrease in other expenses. The decrease in other expenses reflects a charge of CHF 960 million in the second quarter of 2005 in Institutional Securities to increase the reserve for certain private litigation.

Insurance underwriting, acquisition and administration expenses of CHF 1,292 million increased CHF 249 million, or 24%, compared to the third quarter of 2004 and CHF 254 million, or 24%, compared to the second quarter of 2005. The main drivers of these increases were changes in actuarial assumptions and models in Life & Pensions.

Banking compensation and benefits increased by CHF 793 million, or 28%, to CHF 3,595 million in the third quarter of 2005. This reflects higher performance-related compensation in the banking segments, in line with the improved results. In addition, this increase was partly driven by a rise in headcount in both Private Banking and Institutional Securities.

Other expenses amounted to CHF 2,109 million, which remained at the same level as the equivalent quarter in 2004, and decreased by CHF 932 million, or 31%, in comparison to the second quarter of 2005. This resulted primarily from a charge of CHF 960 million in the second quarter of 2005 in Institutional Securities to increase the reserve for certain private litigation.

Income tax expense

The Group recorded income tax expense of CHF 437 million compared to CHF 112 million in the third quarter of 2004, an increase of CHF 325 million. Institutional Securities recorded an income tax expense of CHF 248 million in the third quarter of 2005 compared to an income tax benefit of CHF 57 million in the third quarter of 2004, reflecting a CHF 126 million release of tax contingency accruals following the favorable resolution of matters with local tax authorities in the third quarter of 2004. Income tax expense in the third quarter of 2005 was positively impacted by the release of valuation allowances on deferred tax assets in both insurance segments, totaling CHF 163 million.

The Group tax expense is not impacted by investments that are required to be consolidated under the relevant accounting rules, primarily FIN 46R - Financial Accounting Standards Board Interpretation No. 46 Revised. The amount of income relating to these investments varies from one period to the next and in the third quarter of 2005 amounted to CHF 518 million. Due mainly to this effect, and the release of valuation allowances on deferred tax assets in the Insurance segments, the Group’s effective tax rate in the third quarter of 2005 was 15% compared to the Swiss statutory rate of 22%.

Minority interests

Credit Suisse Group’s net revenues and operating expenses include the consolidation of certain entities and private equity funds primarily under FIN 46R. The consolidation of these entities does not impact net income as the amounts recorded in net revenues and expenses are offset by equivalent amounts recorded in minority interests.

Minority interests of CHF 510 million were reported in the third quarter of 2005, an increase of CHF 305 million, or 149%, compared to the third quarter of 2004, due to increased investment-related gains in the current quarter. The investment-related gains reported in the third quarter of 2005 were not as high as those reported in the second quarter of 2005, resulting in a decrease in minority interests of CHF 198 million, or 28%.

Financing

During the third quarter of 2005, the Group issued EUR 850 million 3.125 per cent Guaranteed Notes, due in 2012, and EUR 900 million 3.625 per cent Step-up Callable Subordinated Guaranteed Notes, due in 2020. These notes are quoted on the Swiss Exchange (SWX) and the proceeds were used to repay or repurchase other outstanding notes and bonds.

Equity capital

Credit Suisse Group’s consolidated BIS tier 1 ratio was 11.1% as of September 30, 2005, up from 10.9% as of June 30, 2005. The Group continued the share buyback program approved by the Annual General Meeting earlier in 2005, repurchasing CHF 1.2 billion of own shares since the initiation of the program. Risk-weighted assets remained stable compared to the second quarter of 2005, while tier 1 capital increased CHF 585 million as share repurchases under the buyback program partially offset the prior quarter’s net income. The Group’s shareholders’ equity as of September 30, 2005 increased to CHF 38.6 billion from CHF 38.2 billion as of June 30, 2005.

Winterthur continued to improve its capital position, reporting shareholders’ equity of CHF 9.7 billion at September 30, 2005, compared to CHF 9.4 billion at June 30, 2005, an increase of CHF 0.3 billion.

Net new assets

The Group reported net new assets of CHF 19.0 billion in the third quarter of 2005, an increase of CHF 2.8 billion compared to the second quarter of 2005.

Private Banking reported strong net new asset inflows of CHF 14.3 billion in the third quarter of 2005, with healthy contributions from strategic key markets in Asia and the European onshore business. Wealth & Asset Management recorded net new assets of CHF 4.0 billion, mainly reflecting new client accounts in Private Client Services and inflows in Credit Suisse Asset Management, driven primarily by solid business growth in Europe.

As of September 30, 2005, the Group’s total assets under management amounted to CHF 1,404.6 billion, an increase of 4.7% compared to June 30, 2005, due to strong asset inflows, higher market valuations and foreign currency exchange rate movements.

Credit Suisse Group structure

Credit Suisse Group comprises three divisions with six reporting segments: Credit Suisse, including the segments Private Banking and Corporate & Retail Banking; Credit Suisse First Boston, including the segments Institutional Securities and Wealth & Asset Management; and Winterthur, including the segments Life & Pensions and Non-Life.

The organizational chart presented below reflects the legal entity, division and segment structure that have been operational since May 16, 2005. The Bank is comprised of former Credit Suisse First Boston and former Credit Suisse, which were merged on May 13, 2005. The merger of these Swiss legal entities constitutes the first step towards the creation of an integrated organization.

It is planned that the merged bank will combine the Credit Suisse and Credit Suisse First Boston divisions in 2006 in order to better address client needs in a rapidly changing market environment. The objective of the new integrated bank is to operate more efficiently and provide enhanced advisory services and products with a sharper focus on client needs. The new integrated bank will be structured along three lines of business. Private Banking will include international and Swiss wealth management as well as services for private clients and corporate clients including pension funds in Switzerland. Investment Banking will include the products and services provided to corporate and investment banking clients. Asset Management will include asset management products and services.

The following table sets forth an overview of segment results:
3Q2005, in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities	Wealth & Asset Management	Life & Pensions	Non-Life	Corporate Center	Credit Suisse Group

Net revenues	2,021	879	4,303	1,250	4,246	3,029	(218)	15,510

Policyholder benefits, claims and dividends	–	–	–	–	3,531	2,111	39	5,681
Provision for credit losses	4	(10)	(41)	0	(3)	1	1	(48)

Total benefits, claims and credit losses	4	(10)	(41)	0	3,528	2,112	40	5,633

Insurance underwriting, acquisition and administration expenses	–	–	–	–	586	705	1	1,292
Banking compensation and benefits	601	295	2,278	333	–	–	88	3,595
Other expenses	524	256	1,121	353	30	49	(224)	2,109

Total operating expenses	1,125	551	3,399	686	616	754	(135)	6,996

Income from continuing operations before taxes and minority interests	892	338	945	564	102	163	(123)	2,881

Income tax expense/(benefit)	152	74	248	30	0	(57)	(10)	437
Minority interests, net of tax	12	0	85	433	6	15	(41)	510

Income from continuing operations	728	264	612	101	96	205	(72)	1,934

Income/(loss) from discontinued operations, net of tax	0	0	0	0	0	(15)	(1)	(16)
Net income	728	264	612	101	96	190	(73)	1,918

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):
	Credit Suisse Group

in CHF m, except where indicated	30.09.05	30.06.05	31.12.04

Risk-weighted positions	225,946	224,770	187,775
Market risk equivalents	13,658	13,411	11,474

Risk-weighted assets	239,604	238,181	199,249

Tier 1 capital	26,519	25,934	24,596
of which non-cumulative perpetual preferred securities	2,175	2,186	2,118

Tier 1 ratio	11.1%	10.9%	12.3%

Total capital	33,213	33,270	33,121
Total capital ratio	13.9%	14.0%	16.6%

As of January 1, 2004, Credit Suisse Group bases its capital adequacy calculations on US GAAP, which is in accordance with the Swiss Federal Banking Commission (SFBC) newsletter 32 (dated December 18, 2003). The SFBC has advised Credit Suisse Group that it may continue to include as Tier 1 capital CHF 2.2 billion as at September 30, 2005 (June 30, 2005: CHF 2.2 billion and December 31, 2004: CHF 2.1 billion) of equity from special purpose entities, which are deconsolidated under FIN 46R.

The following table sets forth details of assets under management and client assets:
in CHF bn	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04

Private Banking
Assets under management	637.2	602.3	539.1	5.8	18.2
Client assets	674.5	637.1	569.4	5.9	18.5

Corporate & Retail Banking
Assets under management	56.3	54.9	53.9	2.6	4.5
Client assets	116.6	112.8	102.1	3.4	14.2

Institutional Securities
Assets under management	14.4	14.2	15.2	1.4	(5.3)
Client assets	108.3	112.6	95.1	(3.8)	13.9

Wealth & Asset Management
Assets under management 1)	543.8	519.9	472.9	4.6	15.0
Client assets	561.3	536.7	488.9	4.6	14.8

Life & Pensions
Assets under management	125.1	122.5	115.5	2.1	8.3
Client assets	125.1	122.5	115.5	2.1	8.3

Non-Life
Assets under management	27.8	27.4	24.1	1.5	15.4
Client assets	27.8	27.4	24.1	1.5	15.4

Credit Suisse Group
Discretionary assets under management	684.9	662.4	595.8	3.4	15.0
Advisory assets under management	719.7	678.8	624.9	6.0	15.2

Total assets under management	1,404.6	1,341.2	1,220.7	4.7	15.1

Total client assets	1,613.6	1,549.1	1,395.1	4.2	15.7

The following table sets forth details of net new assets:
				9 months

in CHF bn	3Q2005	2Q2005	3Q2004	2005	2004

Private Banking	14.3	12.8	3.8	34.1	22.5
Corporate & Retail Banking	0.4	0.4	0.2	1.8	0.8
Institutional Securities	0.0	(1.5)	0.2	(2.0)	1.4
Wealth & Asset Management 1)	4.0	4.2	0.1	13.3	2.1
Life & Pensions	0.3	0.3	0.4	3.4	2.6

Credit Suisse Group	19.0	16.2	4.7	50.6	29.4

1) Excluding assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation of the Wealth & Asset Management segment results, in which such assets are included.

Risk Management

Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), remained essentially unchanged over the course of the third quarter of 2005, with higher equity and international lending risks being offset by lower interest rate, emerging market, Swiss and retail lending and real estate risks. The average Value-at-Risk (VaR) for the Group’s trading books remained unchanged in CHF terms and decreased by 5% in USD terms during the third quarter of 2005, mainly due to a reduction in the VaR for mortgage exposures following a reduction in the market volatility in the rolling two-year data set used to compute VaR. The loan portfolios across the Group continued to benefit from a favorable credit environment, resulting in a net release of credit provisions of CHF 48 million for the third quarter of 2005.

Economic Risk Capital trends

The Group assesses risk and economic capital adequacy using its Economic Risk Capital (ERC) model. ERC is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. The Group assigns ERC for position risk, operational risk and expense risk. Position risk measures the potential annual economic loss associated with market, credit and insurance exposures that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes). It is not a measure of the potential impact on reported earnings, since non-trading activities generally are not marked to market through earnings.

Over the course of the third quarter of 2005, the Group’s 1-year, 99% position risk ERC increased by 1% compared to the second quarter of 2005, with higher equity and international lending risks largely being offset by lower interest rate, emerging market and real estate risks.

Over the course of the third quarter of 2005, Credit Suisse First Boston’s contribution to the Group’s ERC further increased to 55% compared to 52% at the end of the second quarter of 2005. The contribution of the other divisions fell accordingly to 45%, with Winterthur contributing 30% (compared to 33% at the end of the previous quarter) and Credit Suisse and the Corporate Center contributing 13% and 2%, respectively (unchanged from the previous quarter).

Trading risks

Credit Suisse Group assumes trading risks through the trading activities of the Institutional Securities segment and – to a lesser extent – the trading activities of the Private Banking and Corporate & Retail Banking segments. The other segments do not engage in trading activities. Trading risks are measured using Value-at-Risk (VaR) as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. The table below shows the Group’s trading-related market risk on a consolidated basis, as measured by a 10-day VaR scaled to a 1-day holding period and based on a 99% confidence level. This means that there is a one in 100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Credit Suisse Group’s average 1-day, 99% VaR in the third quarter of 2005 was CHF 64.2 million, compared to CHF 64.8 million during the second quarter of 2005. In US dollar terms, Credit Suisse Group’s average 1-day, 99% VaR was USD 50.4 million during the third quarter 2005, compared to USD 52.9 million during the second quarter of 2005. The decrease in average VaR was mainly due to a reduction in the VaR for mortgage exposures following a reduction in the market volatility in the rolling two-year data set used to compute VaR.

The segments with trading portfolios use backtesting to assess the accuracy of the VaR model. Daily backtesting profit and loss is compared to VaR with a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects due to movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. On average, an accurate 1-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Credit Suisse Group had no backtesting exceptions during the third quarter of 2005 (and no backtesting exceptions in the last twelve months). The histogram entitled “Credit Suisse Group trading revenue” compares the distribution of daily backtesting profit and loss during the third quarter of 2005 with the distribution of actual trading revenues, which includes fees, commissions, provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Loan exposure

The Group’s total loan exposure grew 2% as of September 30, 2005 compared to June 30, 2005, with increases at Credit Suisse and Credit Suisse First Boston.

Compared to June 30, 2005, the Group’s total non-performing loans declined 12% and total impaired loans declined 11% as of September 30, 2005. All divisions reported reductions in total non-performing loans and total impaired loans during the third quarter, reflecting the continued favorable credit cycle.

During the third quarter of 2005, the Group recorded a net release of provisions for credit losses amounting to CHF 48 million, compared to a net release of CHF 29 million recorded in the second quarter. Presented in the accompanying tables are the additions, releases and recoveries included in determining the allowance for loan losses.

Coverage of total impaired loans by valuation allowances at the Group was virtually unchanged at the end of the third quarter of 2005 compared to the end of the second quarter, as coverage improved at Credit Suisse but decreased at Credit Suisse First Boston. Coverage of total non-performing loans improved across the Group.

The following table sets forth the Group's risk profile, using ERC as the common risk denominator:
		Change in % from		Change Analysis: Brief Summary

in CHF m	30.09.05	30.06.05	31.12.04	30.09.05 vs 30.06.05

Interest Rate ERC, Credit Spread ERC & Foreign Exchange Rate ERC	4,438	(5)	5	Lower interest rate mismatch risk between assets and liabilities at Winterthur, partially offset by higher credit spread risk at Credit Suisse First Boston
Equity Investment ERC	4,017	4	37	Higher equity exposures at Winterthur
Swiss & Retail Lending ERC	1,623	(3)	(3)	Lower impaired assets at Credit Suisse
International Lending ERC & Counterparty ERC	2,956	9	35	Higher lending exposure at Credit Suisse First Boston due to syndications
Emerging Markets ERC	2,064	(6)	2	Lower Brazil, Turkey and Russia exposure at Credit Suisse First Boston
Real Estate ERC & Structured Asset ERC 1)	3,682	(2)	26	Decrease in Credit Suisse First Boston's commercial real estate exposure, mainly due to loan sales
Insurance Underwriting ERC	847	2	6	Increase due to consideration of incurred but not reported claims in closed portfolios and parameter update

Simple sum across risk categories	19,627	–	17

Diversification benefit	(6,084)	(2)	15

Total Position Risk ERC	13,543	1	18

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC have to be considered. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2004, which is available on the website: www.credit-suisse.com/annualreport2004. Prior period balances have been restated for methodology changes in order to maintain consistency over time.
1) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial real estate exposures, Credit Suisse First Boston’s residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposure as well as the real estate acquired at auction and real estate for own use in Switzerland.

The following table sets forth the trading-related market risk exposure for Credit Suisse Group on a consolidated basis, as measured by scaled 1-day, 99% VaR:
	3Q2005						2Q2005

in CHF m	Minimum		Maximum		Average	30.09.05	Minimum		Maximum		Average	30.06.05

Credit Suisse Group 1)
Interest rate & credit spread	47.0		73.4		60.4	53.8	44.2		73.5		61.6	44.2
Foreign exchange rate	6.0		16.8		9.4	11.1	8.0		21.3		13.0	8.0
Equity	33.4		54.6		42.7	40.1	31.4		46.7		37.6	45.3
Commodity	6.8		15.5		11.2	14.9	1.3		9.5		3.2	9.5
Diversification benefit	–	2)	–	2)	(59.5)	(57.9)	–	2)	–	2)	(50.6)	(51.0)

Total	48.6		76.9		64.2	62.0	52.0		77.1		64.8	56.0

1) Disclosure covers all trading books of Credit Suisse Group. Numbers represent daily 10-day VaR scaled to a 1-day holding period.
2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

The following table sets forth the gross loan exposure of the three divisions and Credit Suisse Group:
	Credit Suisse			Credit Suisse First Boston			Winterthur			Credit Suisse Group

in CHF m	30.09.05	30.06.05	31.12.04	30.09.05	30.06.05	31.12.04	30.09.05	30.06.05	31.12.04	30.09.05	30.06.05	31.12.04

Consumer loans:
Mortgages	71,348	69,828	67,119	0	0	0	8,131	8,098	8,485	77,302	77,926	75,604
Loans collateralized by securities	16,583	16,195	15,018	0	0	0	4	4	4	16,587	16,199	15,022
Other	2,434	2,596	2,319	883	828	540	0	0	0	3,317	3,424	2,859

Consumer loans	90,365	88,619	84,456	883	828	540	8,135	8,102	8,489	97,206	97,549	93,485

Corporate loans:
Real estate	26,443	26,282	26,135	533	585	613	1,376	1,372	1,376	28,352	28,239	28,124
Commercial & industrial loans	39,522	37,449	33,126	16,593	14,155	13,501	1,469	1,452	958	57,476	53,056	47,585
Loans to financial institutions	7,565	8,291	6,279	7,675	6,647	5,351	2,071	2,102	2,096	17,311	17,031	13,726
Governments and public institutions	1,638	1,646	1,898	250	252	402	2,187	2,174	2,101	4,075	4,072	4,401

Corporate loans	75,168	73,668	67,438	25,051	21,639	19,867	7,103	7,100	6,531	107,214	102,398	93,836

Loans, gross	165,533	162,287	151,894	25,934	22,467	20,407	15,238	15,202	15,020	204,420	199,947	187,321

(Unearned income)/deferred expenses, net	125	130	142	(35)	(35)	(32)	7	9	5	97	104	116
Allowance for loan losses	(1,982)	(2,115)	(2,438)	(412)	(558)	(533)	(51)	(59)	(66)	(2,445)	(2,733)	(3,038)

Total loans, net	163,676	160,302	149,598	25,487	21,874	19,842	15,194	15,152	14,959	202,072	197,318	184,399

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

The following table sets forth the impaired loan portfolio of the three divisions and Credit Suisse Group:
	Credit Suisse			Credit Suisse First Boston			Winterthur			Credit Suisse Group

in CHF m	30.09.05	30.06.05	31.12.04	30.09.05	30.06.05	31.12.04	30.09.05	30.06.05	31.12.04	30.09.05	30.06.05	31.12.04

Non-performing loans	1,206	1,347	1,481	197	311	268	32	36	22	1,435	1,693	1,771
Non-interest earning loans	1,011	1,101	1,259	31	11	9	4	13	14	1,045	1,126	1,281

Total non-performing loans	2,217	2,448	2,740	228	322	277	36	49	36	2,480	2,819	3,052

Restructured loans	22	9	95	61	82	17	0	1	5	84	91	117
Potential problem loans	786	813	1,077	295	353	355	55	65	71	1,135	1,232	1,503

Total other impaired loans	808	822	1,172	356	435	372	55	66	76	1,219	1,323	1,620

Total impaired loans, gross	3,025	3,270	3,912	584	757	649	91	115	112	3,699	4,142	4,672

Valuation allowances as % of
Total non-performing loans	89.4%	86.4%	89.0%	180.7%	173.3%	192.4%	141.7%	120.4%	183.3%	98.6%	96.9%	99.5%
Total impaired loans	65.5%	64.7%	62.3%	70.5%	73.7%	82.1%	56.0%	51.3%	58.9%	66.1%	66.0%	65.0%

The following table sets forth the movements in the allowance for loan losses of the three divisions and Credit Suisse Group:
	Credit Suisse			Credit Suisse First Boston			Winterthur			Credit Suisse Group

in CHF m	3Q2005	2Q2005	3Q2004	3Q2005	2Q2005	3Q2004	3Q2005	2Q2005	3Q2004	3Q2005	2Q2005	3Q2004

Balance beginning of period	2,115	2,245	2,657	558	543	1,057	59	64	76	2,733	2,851	3,790

New provisions	63	102	83	24	65	107	2	6	3	90	173	194
Releases of provisions	(70)	(134)	(69)	(76)	(60)	(79)	(4)	(4)	(5)	(150)	(198)	(154)

Net additions/(releases) charged to income statement	(7)	(32)	14	(52)	5	28	(2)	2	(2)	(60)	(25)	40

Gross write-offs	(132)	(119)	(174)	(119)	(56)	(329)	(4)	(7)	0	(255)	(182)	(502)
Recoveries	8	11	6	2	6	10	0	0	0	10	17	16

Net write-offs	(124)	(108)	(168)	(117)	(50)	(319)	(4)	(7)	0	(245)	(165)	(486)

Provisions for interest	(2)	2	6	17	23	17	0	0	0	16	25	24
Foreign currency translation impact and other adjustments, net	0	8	6	6	37	(9)	(2)	0	(2)	1	47	(7)

Balance end of period	1,982	2,115	2,515	412	558	774	51	59	72	2,445	2,733	3,361

Provision for credit losses disclosed in the Credit Suisse Group consolidated statements of income also includes provisions for lending-related exposure of CHF 12 million, CHF -4 million and CHF -2 million for 3Q2005, 2Q2005 and 3Q2004, respectively.

Private Banking

Private Banking provides high-net-worth individuals in Switzerland and in numerous other markets around the world with wealth management products and services.

Private Banking reported net income of CHF 728 million in the third quarter of 2005, driven by strong asset-based and transaction-based revenues. Net income increased by CHF 217 million, or 42%, compared to the third quarter of 2004 and by CHF 147 million, or 25%, compared to the previous quarter, reflecting a favorable market environment and healthy levels of client activity.

During the third quarter of 2005, Private Banking achieved strong net new assets of CHF 14.3 billion. Total net new assets for the first nine months of 2005 amounted to CHF 34.1 billion, representing an annualized growth rate of 8.4%, which is well above the mid-term target of 5.0%. Strategic key markets in Asia and the European onshore business generated healthy asset inflows in the first nine months of 2005, resulting in double-digit growth rates in these markets. Together with the 12% increase in net revenues versus the second quarter of 2005, this development reflects Private Banking’s favorable position in launching new products building on its excellent service and advice capabilities.

Net revenues of CHF 2,021 million were recorded in the third quarter of 2005, up CHF 377 million, or 23%, versus the third quarter of 2004. Compared to the previous quarter, net revenues rose by CHF 211 million, or 12%. Higher commissions and fees, as well as higher trading revenues, drove this substantial increase. The decline in net interest income in the third quarter of 2005 versus the previous quarter was related to higher dividends received on Private Banking’s trading portfolio during the second quarter of 2005 with an offsetting effect in trading revenues. Commissions and fees of CHF 1,306 million in the third quarter of 2005 were up CHF 193 million, or 17%, versus the same period of 2004 and up CHF 126 million, or 11%, versus the previous quarter. This increase was driven by higher asset-based commissions and fees, as well as increased brokerage volumes. Increased commissions and fees were further driven by strong product issuance. Trading revenues of CHF 252 million in the third quarter of 2005 were CHF 181 million, or 255%, higher than in the third quarter of 2004 and CHF 167 million, or 196%, higher than in the second quarter of 2005. Trading revenues benefited from strong trading execution, related to higher client flow from securities transactions.

Total operating expenses amounted to CHF 1,125 million in the third quarter of 2005, an increase of CHF 131 million, or 13%, versus the same period of last year and CHF 41 million, or 4%, versus the previous quarter. Increased compensation and benefits resulted primarily from higher performance-related compensation accruals, in line with improved results, as well as from Private Banking’s ongoing strategic recruitment efforts in international growth markets in Asia, the Middle East and Eastern Europe. The moderate increase in other expenses was driven mainly by higher commission expenses, reflecting increased transaction volume and fees.

The cost/income ratio was 55.7% in the third quarter of 2005, an improvement of 4.8 percentage points versus the same period of last year and of 4.2 percentage points versus the previous quarter. This reflected the increase in net revenues in the third quarter of 2005, which more than offset a rise in operating expenses.

The gross margin for the first nine months of 2005 was 131.3 basis points. In the third quarter of 2005, the gross margin was 130.9 basis points, representing an increase of 9.2 basis points versus the same period of 2004 and of 5.3 basis points versus the previous quarter.

Assets under management stood at CHF 637.2 billion at the end of the third quarter of 2005, an increase of CHF 34.9 billion, or 5.8%, compared to the end of the previous quarter and of CHF 98.1 billion, or 18.2%, compared to the end of 2004. Strong asset inflows and higher equity markets were the main drivers of this growth. In addition, the strengthening of the US dollar throughout 2005 contributed to this increase as approximately 35% of Private Banking’s assets under management at the end of the third quarter of 2005 were held in US dollar-based assets.

The following table presents the results of the Private Banking segment:
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Net interest income	449	513	437	(12)	3	1,476	1,496	(1)

Commissions and fees	1,306	1,180	1,113	11	17	3,695	3,583	3
Trading revenues including realized gains/(losses) from investment securities, net	252	85	71	196	255	506	261	94
Other revenues	14	32	23	(56)	(39)	66	113	(42)

Total noninterest revenues	1,572	1,297	1,207	21	30	4,267	3,957	8

Net revenues	2,021	1,810	1,644	12	23	5,743	5,453	5

Provision for credit losses	4	16	(2)	(75)	–	23	(4)	–

Compensation and benefits	601	580	503	4	19	1,781	1,649	8
Other expenses	524	504	492	4	7	1,488	1,504	(1)
Restructuring charges	0	0	(1)	–	(100)	0	(3)	(100)

Total operating expenses	1,125	1,084	994	4	13	3,269	3,150	4

Income from continuing operations before taxes and minority interests	892	710	652	26	37	2,451	2,307	6

Income tax expense	152	123	137	24	11	431	436	(1)
Minority interests, net of tax	12	6	4	100	200	26	14	86

Net income	728	581	511	25	42	1,994	1,857	7

The following table presents key information of the Private Banking segment:
				9 months

	3Q2005	2Q2005	3Q2004	2005	2004

Cost/income ratio	55.7%	59.9%	60.5%	56.9%	57.8%

Gross margin	130.9 bp	125.6 bp	121.7 bp	131.3 bp	135.6 bp
of which asset-driven	78.4 bp	79.0 bp	80.8 bp	80.0 bp	81.1 bp
of which transaction-driven	48.3 bp	44.1 bp	36.5 bp	47.2 bp	46.9 bp
of which other	4.2 bp	2.5 bp	4.4 bp	4.1 bp	7.6 bp
Net margin	47.9 bp	40.7 bp	38.1 bp	46.2 bp	46.5 bp

Net new assets in CHF bn	14.3	12.8	3.8	34.1	22.5

Average allocated capital in CHF m	3,957	3,841	3,362	3,774	3,295

The following table outlines selected balance sheet and other data of the Private Banking segment:
	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04

Assets under management in CHF bn	637.2	602.3	539.1	5.8	18.2

Total assets in CHF bn	222.0	223.4	188.7	(0.6)	17.6

Number of employees (full-time equivalents)	12,976	12,722	12,342	2	5

Corporate & Retail Banking

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland.

Corporate & Retail Banking reported net income of CHF 264 million in the third quarter of 2005, representing an increase of CHF 65 million, or 33%, compared to the same period of 2004. This improvement was driven by strong net revenues and the ongoing favorable credit environment.

Net revenues totaled CHF 879 million in the third quarter of 2005, up CHF 71 million, or 9%, compared to the same period of 2004 and up CHF 21 million, or 2%, compared to the previous quarter. These increases in net revenues were driven by higher commissions and fees, as well as higher trading revenues. Commissions and fees rose CHF 30 million, or 15%, compared to the third quarter of 2004 and CHF 10 million, or 5%, compared to the previous quarter, mainly reflecting higher brokerage income and product sales, due to the favorable market environment and strong client activity. The increase in trading revenues of CHF 36 million, or 54%, versus the same period of 2004 and of CHF 20 million, or 24%, compared to the second quarter of 2005 was mainly attributable to the positive impact of changes in the fair value of interest rate derivatives used for risk management purposes that did not qualify for hedge accounting.

Corporate & Retail Banking recorded a net release of provision for credit losses in the amount of CHF 10 million in the third quarter of 2005, compared to net new provisions of CHF 20 million in the same period of last year and a net release of CHF 44 million in the previous quarter. The releases of provisions and the low level of new provisions in the third quarter of 2005 reflected the ongoing favorable credit environment. Total impaired loans declined from CHF 3.0 billion at June 30, 2005, to CHF 2.8 billion at September 30, 2005.

Total operating expenses amounted to CHF 551 million in the third quarter of 2005. The increase of CHF 24 million, or 5%, compared to the third quarter of 2004 was due primarily to higher performance-related compensation accruals, in line with improved results.

Corporate & Retail Banking achieved a strong return on average allocated capital of 21.2% during the first nine months of 2005, an improvement of 4.2 percentage points compared to the same period of 2004. The return on average allocated capital was thus well above Corporate & Retail Banking’s mid-term target of 15.0%. In the third quarter of 2005, return on average allocated capital was 19.8%.

Corporate & Retail Banking’s cost/income ratio was 62.7% in the third quarter of 2005, representing an improvement of 2.5 percentage points compared to the same period of 2004. Compared to the previous quarter, the cost/income ratio improved by 1.2 percentage points.

Corporate & Retail Banking intensified its marketing efforts and activities during the third quarter of 2005 with the aim of further expanding its Swiss residential mortgage business. In the third quarter of 2005, Corporate & Retail Banking recorded continued strong growth in private mortgage volumes of approximately 10% (on an annualized basis).

The following table presents the results of the Corporate & Retail Banking segment:
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Net interest income	526	521	513	1	3	1,554	1,572	(1)

Commissions and fees	227	217	197	5	15	668	613	9
Trading revenues including realized gains/(losses) from investment securities, net	103	83	67	24	54	287	287	0
Other revenues	23	37	31	(38)	(26)	88	73	21

Total noninterest revenues	353	337	295	5	20	1,043	973	7

Net revenues	879	858	808	2	9	2,597	2,545	2

Provision for credit losses	(10)	(44)	20	(77)	–	(73)	128	–

Compensation and benefits	295	291	266	1	11	894	841	6
Other expenses	256	257	261	0	(2)	734	733	0

Total operating expenses	551	548	527	1	5	1,628	1,574	3

Income from continuing operations before taxes and minority interests	338	354	261	(5)	30	1,042	843	24

Income tax expense	74	77	62	(4)	19	226	198	14
Minority interests, net of tax	0	0	0	–	–	1	1	0

Net income	264	277	199	(5)	33	815	644	27

The following table presents key information of the Corporate & Retail Banking segment:
				9 months

	3Q2005	2Q2005	3Q2004	2005	2004

Cost/income ratio	62.7%	63.9%	65.2%	62.7%	61.8%

Net new assets in CHF bn	0.4	0.4	0.2	1.8	0.8

Return on average allocated capital	19.8%	21.4%	15.6%	21.2%	17.0%
Average allocated capital in CHF m	5,330	5,185	5,098	5,122	5,049

The following table outlines selected balance sheet and other data of the Corporate & Retail Banking segment:
	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04

Assets under management in CHF bn	56.3	54.9	53.9	2.6	4.5

Total assets in CHF bn	111.4	106.7	99.5	4.3	11.9

Mortgages in CHF bn	65.6	64.5	63.0	1.7	4.1

Other loans in CHF bn	28.2	26.3	23.7	7.2	19.0

Number of branches	215	214	214	–	–

Number of employees (full-time equivalents)	8,404	8,328	8,314	1	1

Institutional Securities

Institutional Securities provides financial advisory, lending and capital raising services, as well as sales and trading for global users and suppliers.

Institutional Securities reported net income of CHF 612 million in the third quarter of 2005, an increase of 110% compared to the third quarter of 2004. This improvement reflects an increased focus on high-margin products and the generally favorable market environment. Pre-tax margin (excluding minority interest-related revenues and expenses) increased to 20.4% in the third quarter of 2005, compared to 7.7% in the third quarter of 2004, demonstrating clear progress against its performance targets.

Net revenues totaled CHF 4,303 million in the third quarter of 2005, up 40% compared to the third quarter of 2004, reflecting higher trading and investment banking revenues. Excluding minority interest revenues, net revenues increased by 39%.

Institutional Securities reported net income of CHF 612 million in the third quarter of 2005 compared to a net loss of CHF 408 million in the second quarter of 2005. This was due to higher net revenues and lower other expenses, driven by a CHF 624 million after-tax charge to increase the reserve for certain private litigation matters in the second quarter of 2005. Excluding the impact of this litigation charge, Institutional Securities’ third quarter net income increased by CHF 396 million, or 183%, compared to the second quarter of 2005.

Provision for credit losses amounted to a net release of CHF 41 million in the third quarter of 2005, reflecting the continued favorable credit environment. This compares to credit provisions of CHF 24 million in the third quarter of 2004. Compared to June 30, 2005, total impaired loans decreased by CHF 173 million to CHF 584 million, and valuation allowances as a percentage of total impaired loans decreased by 3.2 percentage points to 70.5% as of September 30, 2005.

Total operating expenses of CHF 3,399 million were reported in the third quarter of 2005, up CHF 619 million, or 22%, from the third quarter of 2004. Compensation and benefits increased by CHF 616 million, reflecting higher performance-related compensation costs due to increased net revenues in the third quarter of 2005 and higher salaries and employee benefits primarily due to increased headcount. Compared to the second quarter of 2005, total operating expenses declined by CHF 492 million primarily due to lower other expenses as the second quarter of 2005 included a CHF 960 million charge to increase the reserve for certain private litigation matters. Excluding the litigation charge, total operating expenses increased by 16% versus the second quarter of 2005, primarily reflecting an increase in compensation and benefits due to higher performance-related compensation costs and higher costs related to deferred compensation plans. Excluding the litigation charge, other expenses increased by CHF 87 million from the second quarter of 2005, due in part to higher professional fees and a premises charge.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. In the third quarter of 2005, investment banking revenues totaled CHF 1,126 million, up 30% versus the third quarter of 2004, primarily due to increases in equity underwriting and advisory fees.

Debt underwriting revenues of CHF 482 million were up 8% compared to the third quarter of 2004, primarily reflecting higher results in investment grade capital markets and leveraged finance, partly offset by lower results in structured products. Investment grade capital markets revenues rose significantly from the third quarter of 2004, reflecting a greater focus on profitable activity rather than on league table rankings, a direct result of the strategy to focus on high-margin strategic products. In line with this shift in focus, Institutional Securities ranked eleventh in global investment grade new issuance volumes through the third quarter of 2005, down from third for the full year 2004, but with a marked improvement in profitability. The leveraged finance business remains strong overall. There has been a pronounced shift in the industry in issuer activity from the high yield securities market to the syndicated loan market. Despite flat high yield new issuance volumes in the industry during the third quarter of 2005, total leveraged finance revenues increased versus the third quarter of 2004 due to higher revenues in the syndicated loan business, partly offset by lower revenues from high yield underwriting. The leveraged finance business also benefited from the expansion of the franchise in Europe and Asia, where 2005 year-to-date revenues more than doubled from the same period in 2004. Through the third quarter of 2005, Institutional Securities ranked fifth in global high yield new issuance volumes in an increasingly competitive market, in which the top five competitors are separated by narrow amounts.

Equity underwriting revenues totaled CHF 263 million in the third quarter of 2005, more than double the volume recorded in the third quarter of 2004 and up 42% compared to the second quarter of 2005. These strong results are in line with the increase in the volume of industry-wide new equity issuance versus the previous quarter and the third quarter of 2004. In accordance with its strategy of focusing increasingly on high-margin products, Institutional Securities ranked first in global initial public offering market share through the third quarter of 2005, up from third through the second quarter of 2005 and for the full year 2004. Institutional Securities ranked first in initial public offering market share in the Americas and in Europe through the third quarter of 2005. Key transactions during this period reflected the geographic and industry breadth of the equity franchise and included initial public offerings for RHM plc (a UK food producer), Cyrela Brazil Realty S.A. (a Brazilian real estate developer), Panalpina World Transport (Holding) Ltd. (a Swiss provider of forwarding and logistics services) and a follow-on common stock offering for Google Inc. (a US internet company).

Advisory and other fees of CHF 381 million in the third quarter of 2005 were up 25% compared to the third quarter of 2004. This increase was due primarily to higher industry-wide activity, as well as to Institutional Securities’ increased market share in both global announced and completed mergers and acquisitions. Advisory and other fees grew 28% compared to the second quarter of 2005, reflecting higher industry-wide completed mergers and acquisitions volumes. Through the third quarter of 2005, Institutional Securities ranked ninth in global announced mergers and acquisitions (up from eleventh for the full year 2004) and sixth in global completed mergers and acquisitions (up from ninth for the full year 2004). Notable transactions announced in the third quarter of 2005 included the Teva Pharmaceutical Industries Ltd. acquisition of IVAX Corporation, the Intelsat Limited acquisition of PanAmSat Holding Corp. and the Raffles Holding Ltd. sale of its hotel business to Colony Capital LLC.

Total trading revenues include results from fixed income and equity sales and trading. Total trading revenues for the third quarter of 2005 amounted to CHF 3,009 million, up 47% compared to the third quarter of 2004. This increase reflected the generally favorable market environment for fixed income and equity trading. Total trading revenues increased by 48% compared to the second quarter of 2005. These increases were achieved with virtually no change in theaverage daily VaR compared to the previous quarter. Institutional Securities’ average daily VaR in the third quarter of 2005 was CHF 63 million, down from CHF 66 million in the third quarter of 2004. Average allocated capital increased by CHF 2.7 billion from the third quarter of 2004 and CHF 1.7 billion from the second quarter of 2005, in line with the strategy to extend incremental capital to support high growth trading businesses.

Fixed income trading generated revenues of CHF 1,770 million in the third quarter of 2005, an increase of 31% compared to the third quarter of 2004. This growth in revenues primarily reflects improved results in interest rate products, leveraged finance and residential structured products, partially offset by weaker results in global foreign exchange positioning. During the third quarter of 2005, the interest rate markets remained challenging as the yield curve continued to flatten. Despite this, the interest rate products business increased revenues globally due partly to a renewed focus on the business including several key new hires. During the third quarter of 2005, Institutional Securities changed its estimate of fair value of its retained interests in residential mortgage-backed securities. Specifically, the valuation was enhanced to reflect improved observable secondary market transaction data and to improve the modeling of the expected prepayment and default assumptions that are used to generate the expected future cash flows from these securities. This change in estimate resulted in a CHF 216 million adjustment to the valuation of these positions, which increased revenues in the third quarter of 2005. Compared to the second quarter of 2005, fixed income trading revenues improved by CHF 576 million, or 48%, reflecting higher revenues in interest rate products, the US high grade business and the above-mentioned increase in retained interest fair values, partially offset by weaker results in commercial structured products. Credit markets improved from the second quarter of 2005 resulting in a tightening of credit spreads, and the structured products business environment was mixed with more favorable conditions in the residential mortgage business. During the third quarter of 2005, in line with strategic efforts to grow the residential mortgage business, Institutional Securities announced the acquisition of Select Portfolio Servicing, Inc., a leading nonprime residential mortgage loan servicer. This acquisition closed in October 2005.

Equity trading revenues increased by 78% to CHF 1,239 million in the third quarter of 2005 versus the third quarter of 2004. Higher revenues were visible across all major product areas. Revenues in the cash business increased due to stronger secondary and capital markets activity. Market conditions in the convertibles business improved, especially in Europe and Asia, with an increase in volatility and improved conditions in the convertible arbitrage business. The equity derivatives market rebounded in the third quarter of 2005, resulting in higher levels of client activity and strong revenues. Revenues from equity risk taking and positioning rose significantly compared to the third quarter of 2004, reflecting better market conditions and an increased focus on the business in line with the strategy. The prime services business achieved a strong quarter, with significant revenue growth over the third quarter of 2004 due to increases in client balances and higher short-term interest rates. Institutional Securities remained a leader in prime services and ranked second in Global Prime Brokerage in the Institutional Investor inaugural hedge fund service provider survey. Alternative execution services continued to experience strong growth, and the platform was recognized as “best algorithmic trading system” by Financial News in its annual IT Excellence Awards for 2005. Equity trading revenues increased by CHF 405 million, or 49%, compared to the second quarter of 2005, primarily due to stronger revenues in risk taking and positioning, equity derivatives, convertibles and the global cash business, partly offset by declines in the prime services business from the strong second quarter of 2005.

Other (including loan portfolio) revenues of CHF 168 million in the third quarter of 2005 were flat compared to the third quarter of 2004, with lower gains on private equity-related investments not managed as part of Alternative Capital, and higher minority interest-related revenues. Compared to the second quarter of 2005, revenues decreased by 53% reflecting lower gains on such private equity-related investments.

The following table presents the results of the Institutional Securities segment:
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Net interest income	713	1,109	786	(36)	(9)	2,731	2,893	(6)

Investment banking	1,126	948	868	19	30	2,701	2,610	3
Commissions and fees	681	583	673	17	1	1,943	2,053	(5)
Trading revenues including realized gains/(losses) from investment securities, net	1,617	433	607	273	166	3,395	2,054	65
Other revenues	166	262	149	(37)	11	710	604	18

Total noninterest revenues	3,590	2,226	2,297	61	56	8,749	7,321	20

Net revenues	4,303	3,335	3,083	29	40	11,480	10,214	12

Provision for credit losses	(41)	(1)	24	–	–	(61)	83	–

Compensation and benefits	2,278	1,897	1,662	20	37	6,245	5,829	7
Other expenses	1,121	1,994	1,118	(44)	0	4,051	2,907	39

Total operating expenses	3,399	3,891	2,780	(13)	22	10,296	8,736	18

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	945	(555)	279	–	239	1,245	1,395	(11)

Income tax expense/(benefit)	248	(239)	(57)	–	–	225	214	5
Minority interests, net of tax	85	92	44	(8)	93	288	137	110

Income/(loss) from continuing operations before cumulative effect of accounting changes	612	(408)	292	–	110	732	1,044	(30)

Cumulative effect of accounting changes, net of tax	0	0	0	–	–	12	0	–

Net income/(loss)	612	(408)	292	–	110	744	1,044	(29)

The following table presents the revenue details of the Institutional Securities segment:
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Debt underwriting	482	465	448	4	8	1,253	1,317	(5)
Equity underwriting	263	185	114	42	131	586	546	7

Underwriting	745	650	562	15	33	1,839	1,863	(1)

Advisory and other fees	381	298	306	28	25	862	747	15

Total investment banking	1,126	948	868	19	30	2,701	2,610	3

Fixed income	1,770	1,194	1,348	48	31	4,890	4,229	16
Equity	1,239	834	696	49	78	2,999	2,644	13

Total trading	3,009	2,028	2,044	48	47	7,889	6,873	15

Other (including loan portfolio)	168	359	171	(53)	(2)	890	731	22

Net revenues	4,303	3,335	3,083	29	40	11,480	10,214	12

The following table presents key information of the Institutional Securities segment:
				9 months

	3Q2005	2Q2005	3Q2004	2005	2004

Cost/income ratio	79.0%	116.7%	90.2%	89.7%	85.5%

Compensation/revenue ratio	52.9%	56.9%	53.9%	54.4%	57.1%

Pre-tax margin	22.0%	(16.6%)	9.0%	10.8%	13.7%

Return on average allocated capital	18.0%	(13.7%)	10.7%	8.2%	13.5%
Average allocated capital in CHF m	13,568	11,873	10,894	12,043	10,277

Other data excluding minority interests
Cost/income ratio 1) 2)	80.6%	120.0%	91.5%	92.0%	86.7%

Compensation/revenue ratio 1)	54.0%	58.6%	54.8%	55.8%	57.9%

Pre-tax margin 1) 2)	20.4%	(20.0%)	7.7%	8.6%	12.5%

1) Excluding CHF 85 million, CHF 97 million, CHF 48 million, CHF 293 million and CHF 141 million in 3Q2005, 2Q2005, 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
2) Excluding CHF 0 million, CHF 5 million, CHF 4 million, CHF 5 million and CHF 4 million in 3Q2005, 2Q2005 and 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Institutional Securities segment:
	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04

Total assets in CHF bn	898.1	872.3	707.9	3.0	26.9

Number of employees (full-time equivalents)	17,787	16,942	16,498	5	8

Wealth & Asset Management

Wealth & Asset Management offers international asset management services to institutional, mutual fund and private investors, provides advisory services for, and invests in, alternative investment vehicles including private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors.

Wealth & Asset Management comprises Credit Suisse Asset Management, Alternative Capital, Private Client Services and Other.

Wealth & Asset Management reported net income of CHF 101 million in the third quarter of 2005, an increase of 237% compared to the third quarter of 2004, primarily due to higher revenues in all key business areas. Compared to the second quarter of 2005, which benefited from a particularly high level of private equity gains in Alternative Capital, net income decreased by 59%. For the nine months ended September 30, 2005, net income of CHF 481 million increased by 3% versus the comparable period in 2004, despite somewhat lower year-to-date private equity gains which have varied from quarter to quarter.

Wealth & Asset Management third quarter 2005 net revenues totaled CHF 1,250 million, up 55%, compared to the third quarter of 2004. Net revenues (excluding minority interest revenues) rose 28% due to higher revenues in key business areas, including a higher level of investment-related gains in Alternative Capital. Revenues before investment-related gains of CHF 673 million in the third quarter of 2005 were up 17% compared to the third quarter of 2004, due primarily to higher placement fees in the private funds business of Alternative Capital and higher management fees in Credit Suisse Asset Management, reflecting an increase in assets under management.

In the third quarter of 2005, investment-related gains more than doubled to CHF 139 million versus the third quarter of 2004. This increase was driven by a higher level of realized and unrealized private equity gains. Compared to the strong second quarter of 2005, investment-related gains decreased by 51%. In the third quarter of 2005, investment-related gains included gains resulting from the sale of private equity investments in Medicine Bow Energy Corp., and Pacific Shores Center and the valuation impact relating to the pending sale of Mueller Water Products, Inc. During the third quarter of 2005, private equity funds managed by Alternative Capital invested or committed over USD 674 million, bringing the year-to-date total to USD 2.2 billion.

In the third quarter of 2005, minority interest revenues arising from the consolidation of certain private equity funds primarily under FIN 46R, increased by CHF 264 million to CHF 438 million compared to the third quarter of 2004 and decreased by CHF 187 million compared to the second quarter of 2005.

Compared to the third quarter of 2004, total operating expenses rose CHF 82 million, or 14%, to CHF 686 million. This increase was driven by higher compensation and benefits expenses and higher other expenses, reflecting an increase in commissions and professional fees. Compared to the second quarter of 2005, total operating expenses rose 10% due to higher performance-related compensation costs.

Wealth & Asset Management reported net new assets of CHF 4.1 billion during the third quarter of 2005. Inflows of CHF 2.5 billion in Private Client Services, due primarily to large new client accounts, and of CHF 1.8 billion in Credit Suisse Asset Management, due primarily to solid business growth in Europe, were the main drivers of this result. These inflows were partly offset by an outflow in Alternative Capital of CHF 0.2 billion. Assets under management as of September 30, 2005, totaled CHF 552.9 billion, up 4.5% compared to June 30, 2005, due to market performance, net new asset inflows and foreign currency exchange rate movements.

The following table presents the results of the Wealth & Asset Management segment:
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Net interest income	11	3	(20)	267	–	32	41	(22)

Asset management and administrative fees	628	599	541	5	16	1,847	1,807	2
Trading revenues including realized gains/(losses) from investment securities, net	37	53	49	(30)	(24)	139	145	(4)
Other revenues	574	915	239	(37)	140	1,738	1,181	47

Total noninterest revenues	1,239	1,567	829	(21)	49	3,724	3,133	19

Net revenues	1,250	1,570	809	(20)	55	3,756	3,174	18

Compensation and benefits	333	275	291	21	14	875	844	4
Other expenses	353	348	313	1	13	1,032	1,020	1
of which commission and distribution expenses	189	183	164	3	15	558	605	(8)

Total operating expenses	686	623	604	10	14	1,907	1,864	2

Income from continuing operations before taxes and minority interests	564	947	205	(40)	175	1,849	1,310	41

Income tax expense	30	81	8	(63)	275	153	146	5
Minority interests, net of tax	433	621	167	(30)	159	1,215	697	74

Net income	101	245	30	(59)	237	481	467	3

The following table presents the revenue details of the Wealth & Asset Management segment:
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Credit Suisse Asset Management	482	470	403	3	20	1,423	1,368	4
Alternative Capital	121	132	113	(8)	7	385	336	15
Private Client Services	70	61	57	15	23	195	198	(2)
Other	0	0	0	–	–	0	(1)	(100)

Total before investment- related gains	673	663	573	2	17	2,003	1,901	5

Investment-related gains 1)	139	282	62	(51)	124	526	569	(8)

Net revenues before minority interests	812	945	635	(14)	28	2,529	2,470	2

Minority interest revenues 2)	438	625	174	(30)	152	1,227	704	74

Net revenues	1,250	1,570	809	(20)	55	3,756	3,174	18

1) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with Alternative Capital and Other.
2) Reflects minority interest revenues relating primarily to the FIN 46R consolidation.

The following table presents key information for the Wealth & Asset Management segment:
				9 months

	3Q2005	2Q2005	3Q2004	2005	2004

Cost/income ratio	54.9%	39.7%	74.7%	50.8%	58.7%

Compensation/revenue ratio	26.6%	17.5%	36.0%	23.3%	26.6%

Pre-tax margin	45.1%	60.3%	25.3%	49.2%	41.3%

Return on average allocated capital	25.8%	67.9%	10.3%	46.0%	53.4%
Average allocated capital in CHF m	1,568	1,443	1,160	1,395	1,166

Net new assets in CHF bn
Credit Suisse Asset Management 1)	1.8	(0.2)	0.4	3.2	0.9
Alternative Capital	(0.2)	2.8	1.2	3.2	2.2
Private Client Services	2.5	0.2	(2.1)	5.9	(0.3)

Total net new assets	4.1	2.8	(0.5)	12.3	2.8

Other data excluding minority interests
Cost/income ratio 2) 3)	83.9%	65.5%	94.0%	74.9%	75.2%

Compensation/revenue ratio 2)	41.0%	29.1%	45.8%	34.6%	34.2%

Pre-tax margin 2) 3)	16.1%	34.5%	6.0%	25.1%	24.8%

1) Credit Suisse Asset Management balances for net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.
2) Excluding CHF 438 million, CHF 625 million, CHF 174 million, CHF 1,227 million and CHF 704 million in 3Q2005, 2Q2005, 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
3) Excluding CHF 5 million, CHF 4 million, CHF 7 million, CHF 12 million and CHF 7 million in 3Q2005, 2Q2005, 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Wealth & Asset Management segment:
in CHF bn	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04

Assets under management
Credit Suisse Asset Management 1)	434.9	419.8	386.7	3.6	12.5
Alternative Capital	45.1	44.2	36.6	2.0	23.2
Private Client Services	72.9	65.3	59.1	11.6	23.4

Total assets under management	552.9	529.3	482.4	4.5	14.6

of which advisory	198.8	182.7	169.2	8.8	17.5
of which discretionary	354.1	346.6	313.2	2.2	13.1

Active private equity investments	1.4	1.4	1.1	0.0	27.3

Number of employees (full-time equivalents)	3,007	2,983	2,981	1	1

1) Credit Suisse Asset Management balances for assets under management include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

Life & Pensions

Life & Pensions is a leading provider of life insurance and pension solutions to private and corporate clients. It serves its home market Switzerland and a focused portfolio of international markets in Europe and Asia through multiple distribution channels.

In the third quarter of 2005, Life & Pensions reported net income of CHF 96 million, reflecting solid technical results and business volumes. The result included an adverse net impact after tax and policyholder participations of CHF 61 million related to changes in actuarial assumptions and models. These changes included a reduction in the long-term earned rate as a result of the sustained low interest rate environment and an adjustment of the mortality tables to reflect the increased life expectancy in some countries. This adverse impact was partially offset by a CHF 31 million increase in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years. As a result, reported net income declined by CHF 68 million from CHF 164 million in the third quarter of 2004. This decline was also attributable to CHF 72 million release of valuation allowances on deferred tax assets in the third quarter of 2004, which was higher than in the third quarter of 2005. The CHF 32 million reduction in year-to-date net income from CHF 370 million in 2004 to CHF 338 million in 2005 was attributable to these factors.

Total business volume, which includes deposits from investment-type products as well as gross premiums written from traditional business, grew by 13% in the third quarter 2005 versus the third quarter of 2004 and by 7% in the first nine months of 2005 versus the first nine months of 2004. Overall, total business volume growth reflects a satisfactory sales performance with good contributions from traditional and unit-linked businesses. The significant growth in unit-linked products continued in international markets, such as the UK and Central and Eastern Europe, where volumes grew by more than 20% in the first nine months of 2005 compared to the first nine months of 2004.

Gross premiums written in the third quarter of 2005 increased by 10% to CHF 1,843 million compared to the same quarter of 2004. Year-to-date gross premiums written grew by 4% to CHF 8,665 million in the first nine months of 2005, mainly driven by a positive sales performance in the Netherlands, Spain and Japan, as well as in the Swiss group life business.

Total net investment income rose by CHF 1,190 million. Net investment income backing traditional life policies increased by CHF 278 million in the third quarter of 2005 compared to the third quarter of 2004. The remaining increase of CHF 912 million primarily reflects the market appreciation of the underlying assets backing unit-linked business which is credited to policyholder account balances. The net investment return backing traditional life policies was 4.9% compared to 4.0% in the corresponding quarter of the previous year. Net current investment return backing traditional life policies declined slightly to 3.6% for the third quarter of 2005 compared to 3.9% in the third quarter of 2004. Net realized gains backing traditional life policies increased by 1.2 percentage points to 1.3% compared to the third quarter of 2004, driven mainly by higher net realizations in equity securities and other investments.

Compared to the third quarter of 2004, insurance underwriting and acquisition expenses increased by CHF 205 million, or 164%, resulting primarily from the change in actuarial assumptions and models mentioned above. This resulted in a reduction of intangible assets on the balance sheet triggering lower expected future amortization expenses. Administration expenses increased by 4% to CHF 256 million in the third quarter of 2005 compared to CHF 246 million in the third quarter of 2004.

Income tax expense included the increase of CHF 31 million in the valuation of deferred tax assets in relation to tax loss carry-forwards mentioned above, due to the higher expected future taxable earnings.

As part of its strategy to strengthen its position in Central and Eastern Europe, Life & Pensions announced the acquisition of the Polish pension fund Dom for a total consideration of approximately CHF 53 million, subject to final regulatory approval.

The following table presents the results of the Life & Pensions segment:
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Gross premiums written	1,843	1,854	1,671	(1)	10	8,665	8,354	4

Net premiums earned	1,840	1,838	1,657	0	11	8,616	8,299	4

Net investment income	2,291	1,747	1,101	31	108	5,580	4,015	39
Other revenues, including fees, and net revenues from deposit business	115	129	157	(11)	(27)	374	365	2

Net revenues	4,246	3,714	2,915	14	46	14,570	12,679	15

Policyholder benefits incurred	2,364	2,021	2,278	17	4	9,667	9,571	1
Investment income credited to policyholder account balances	1,116	661	198	69	464	2,101	709	196
Dividends to policyholders incurred	51	429	(122)	(88)	–	854	556	54
Provision for credit losses	(3)	0	(5)	–	(40)	(4)	(4)	0

Total benefits, dividends and credit losses	3,528	3,111	2,349	13	50	12,618	10,832	16

Insurance underwriting and acquisition expenses	330	145	125	128	164	620	442	40
Administration expenses	256	238	246	8	4	753	741	2
Other expenses	30	45	59	(33)	(49)	98	175	(44)
Restructuring charges	0	0	3	–	(100)	0	8	(100)

Total operating expenses	616	428	433	44	42	1,471	1,366	8

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	102	175	133	(42)	(23)	481	481	0

Income tax expense/(benefit)	0	59	(38)	(100)	(100)	127	84	51
Minority interests, net of tax	6	0	5	–	20	16	18	(11)

Income from continuing operations before cumulative effect of accounting changes	96	116	166	(17)	(42)	338	379	(11)

Income/(loss) from discontinued operations, net of tax	0	0	(2)	–	(100)	0	(10)	(100)
Cumulative effect of accounting changes, net of tax	0	0	0	–	–	0	1	(100)

Net income	96	116	164	(17)	(41)	338	370	(9)

The following table presents key information of the Life & Pensions segment:
				9 months

	3Q2005	2Q2005	3Q2004	2005	2004

Total business volume in CHF m 1)	3,728	3,515	3,292	13,706	12,819

Expense ratio 2)	15.7%	10.9%	11.3%	10.0%	9.2%

Return on average allocated capital	7.3%	8.3%	12.0%	8.9%	9.4%
Average allocated capital in CHF m	5,596	5,566	5,653	5,314	5,509

1) Includes gross premiums written and policyholder deposits.
2) Insurance underwriting, acquisition and administration expenses as a percentage of total business volume.

The following table outlines selected balance sheet and other data of the Life & Pensions segment:
	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04

Assets under management (discretionary) in CHF bn 1)	125.1	122.5	115.5	2.1	8.3

Technical provisions in CHF bn	119.0	117.0	110.5	1.7	7.7

Number of employees (full-time equivalents)	6,987	7,025	6,524	(1)	7

1) Based on savings-related provisions for policyholders plus off-balance sheet assets.

The following table presents the investment income of the Life & Pensions segment:
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Net current investment income	1,000	1,017	1,010	(2)	(1)	3,008	3,058	(2)
of which backing traditional life policies	911	942	943	(3)	(3)	2,761	2,861	(3)
of which backing unit-linked liabilities general account	89	75	67	19	33	247	197	25
Realized gains/(losses), net	1,291	730	91	77	–	2,572	957	169
of which backing traditional life policies	332	227	22	46	–	937	617	52
of which backing unit-linked liabilities general account	959	503	69	91	–	1,635	340	381

Net investment income	2,291	1,747	1,101	31	108	5,580	4,015	39

Investment income separate account	274	120	86	128	219	531	39	–

The following table presents the investment return of the Life & Pensions segment:
				9 months

	3Q2005	2Q2005	3Q2004	2005	2004

Net current investment return backing traditional life policies	3.6%	3.8%	3.9%	3.7%	3.9%
Realized gains/(losses) backing traditional life policies	1.3%	0.9%	0.1%	1.3%	0.8%

Net investment return backing traditional life policies	4.9%	4.7%	4.0%	5.0%	4.7%

Average assets backing traditional life policies in CHF bn	102.3	99.0	96.8	99.4	97.8

Non-Life

Non-Life provides insurance products to private clients and small and medium-sized corporate clients. It is the leading provider in the Swiss market and is established in key markets in North America and Europe.

The insurance industry experienced significant losses in the third quarter of 2005 as a result of a series of natural catastrophes. Non-Life reported net income of CHF 190 million in the third quarter of 2005 compared to CHF 198 million in the third quarter of 2004. The current period result was negatively affected by losses relating to the unusually heavy rainfall and flooding in Switzerland in August, which had a negative impact of CHF 72 million after tax, net of reinsurance (CHF 92 million before tax). Net income benefited from a release of CHF 132 million of the valuation allowance on deferred tax assets primarily in relation to tax loss carry-forwards created in prior years, which was higher than the CHF 59 million recorded in the third quarter of 2004. The impact of the hurricanes in the United States on Non-Life results was minimal due to the decision to exit certain risk exposures in recent years. Net income increased from CHF 383 million in the first nine months of 2004 to CHF 452 million in the first nine months of 2005 reflecting the business’ ongoing focus on profitable underwriting.

Net premiums earned in the third quarter of 2005 grew by CHF 153 million, or 6%, to CHF 2,683 million compared to the same period of 2004. In the first nine months of 2005, net premiums earned remained stable at CHF 8,029 million compared to the previous year. The benefits of tariff increases effective in 2005 in Switzerland and Spain were partly offset by market pressure in Germany, where the business is implementing measures to address the increased competition.

Net investment return in the third quarter of 2005 was 4.4%, compared to 4.3% in the same period of 2004. Net current investment return decreased slightly from 3.7% in the second quarter of 2005 to 3.4% in the third quarter of 2005. Net realized gains improved by 0.4 percentage points to 1.0% compared to the third quarter of 2004 due mainly to higher realizations in equity securities.

The combined ratio in the third quarter of 2005 was 0.5 percentage points higher at 101.8% compared to the same quarter of 2004; the increase was more than accounted for by the 3.4 percentage points directly attributable to the floods in Switzerland. In the first nine months of 2005, the combined ratio was 98.8%, an improvement of 1.0 percentage point versus the same period of the previous year.

The expense ratio decreased by 0.4 percentage points to 26.3% in the third quarter of 2005 from the third quarter of 2004, and by 0.5 percentage points to 25.0% in the first nine months of 2005. Continued strict cost management also led to a 1% decrease in administration expenses to CHF 300 million versus the third quarter of 2004. Insurance underwriting and acquisition expenses increased by 9% to CHF 405 million versus the third quarter of 2004, due primarily to the overall increase in net premiums earned, as well as commercial initiatives.

The income tax benefit of CHF 57 million recorded in the third quarter of 2005 included the release of the valuation allowance on deferred tax assets in the amount of CHF 132 million primarily in relation to tax loss carry-forwards created in prior years due to the higher expected future taxable earnings.

The following table presents the results of the Non-Life segment:
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Gross premiums written	1,807	2,013	1,809	(10)	0	9,199	9,333	(1)

Reinsurance ceded	(45)	(59)	(109)	(24)	(59)	(291)	(377)	(23)
Change in provisions for unearned premiums	921	689	830	34	11	(879)	(978)	(10)

Net premiums earned	2,683	2,643	2,530	2	6	8,029	7,978	1

Net investment income	295	270	263	9	12	864	860	0
Other revenues including fees	51	66	60	(23)	(15)	164	98	67

Net revenues	3,029	2,979	2,853	2	6	9,057	8,936	1

Claims and annuities incurred	2,024	1,862	1,888	9	7	5,921	5,928	0
Dividends to policyholders incurred	87	123	66	(29)	32	300	253	19
Provision for credit losses	1	0	1	–	0	1	0	–

Total claims, dividends and credit losses	2,112	1,985	1,955	6	8	6,222	6,181	1

Insurance underwriting and acquisition expenses	405	379	372	7	9	1,158	1,116	4
Administration expenses	300	273	304	10	(1)	851	917	(7)
Other expenses	49	60	19	(18)	158	155	110	41
Restructuring charges	0	1	11	(100)	(100)	1	72	(99)

Total operating expenses	754	713	706	6	7	2,165	2,215	(2)

Income from continuing operations before taxes and minority interests	163	281	192	(42)	(15)	670	540	24

Income tax expense/(benefit)	(57)	125	(2)	–	–	136	45	202
Minority interests, net of tax	15	17	8	(12)	88	46	26	77

Income from continuing operations	205	139	186	47	10	488	469	4

Income/(loss) from discontinued operations, net of tax	(15)	(2)	12	–	–	(36)	(86)	(58)

Net income	190	137	198	39	(4)	452	383	18

The following table presents key information of the Non-Life segment:
				9 months

	3Q2005	2Q2005	3Q2004	2005	2004

Combined ratio	101.8%	95.1%	101.3%	98.8%	99.8%

Expense ratio 1)	26.3%	24.7%	26.7%	25.0%	25.5%

Claims ratio 2)	75.5%	70.4%	74.6%	73.8%	74.3%

Return on average allocated capital	42.2%	31.8%	36.8%	33.9%	24.5%
Average allocated capital in CHF m	1,943	1,940	2,241	1,958	2,226

1) Insurance underwriting, acquisition and administration expenses as a percentage of net premiums earned.
2) Claims and annuities incurred as a percentage of net premiums earned.

The following table outlines selected balance sheet and other data of the Non-Life segment:
	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04

Assets under management (discretionary) in CHF bn	27.8	27.4	24.1	1.5	15.4

Technical provisions in CHF bn	27.4	28.2	25.0	(2.8)	9.7

Number of employees (full-time equivalents)	12,456	12,425	12,844	0	(3)

The following table presents the investment income of the Non-Life segment:
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Net current investment income	226	238	226	(5)	0	677	664	2
Realized gains/(losses), net	69	32	37	116	86	187	196	(5)

Net investment income	295	270	263	9	12	864	860	0

The following table presents the investment return of the Non-Life segment:
				9 months

	3Q2005	2Q2005	3Q2004	2005	2004

Net current investment return	3.4%	3.7%	3.7%	3.5%	3.6%
Realized gains/(losses), net	1.0%	0.5%	0.6%	1.0%	1.1%

Net investment return	4.4%	4.2%	4.3%	4.5%	4.7%

Average assets in CHF bn	26.8	25.7	24.4	25.4	24.6

Investments for Life & Pensions and Non-Life

Winterthur’s investment portfolios are managed according to a defined process and set of guidelines in order to meet the diversification, credit quality, yield and liquidity requirements of policy liabilities.

Investments include debt instruments such as government and corporate bonds, loans, and mortgage loans, real estate, equities and alternative assets.

The following table illustrates the investment portfolio of Life & Pensions and Non-Life by investment type:
	30.09.05		31.12.04

in CHF m	Book value	Fair value	Book value	Fair value

Debt securities - held-to-maturity	10,074	10,661	10,141	10,336
Debt securities - available-for-sale	79,656	79,656	70,937	70,937
Equity securities - available-for-sale	10,177	10,177	5,950	5,950
Debt securities - trading	1,805	1,805	1,771	1,771
Equity securities - trading	14,477	14,477	10,818	10,818
Mortgage loans	9,985	9,985	10,028	10,028
Loans	5,266	5,266	5,063	5,063
Real estate	8,569	8,810	8,417	8,825
Other investments	4,269	4,269	3,562	3,562

Investments, general account	144,278	145,106	126,687	127,290

Investments, separate account	5,596	5,596	4,490	4,490

Total investments	149,874	150,702	131,177	131,780

of which Life & Pensions	123,601	124,233	109,857	110,224
of which Non-Life	26,273	26,469	21,320	21,556

Debt and equity securities - trading and loans include CHF 15,774 million (December 31, 2004: CHF 12,358 million) held to back unit-linked liabilities in the general account.

The following table illustrates held-to-maturity and available-for-sale securities of Life & Pensions and Non-Life:
	30.09.05				31.12.04

in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities - held-to-maturity	10,074	587	–	10,661	10,141	198	3	10,336

Debt securities - available-for-sale	75,436	4,458	238	79,656	67,914	4,035	1,012	70,937
Equity securities - available-for-sale	9,067	1,178	68	10,177	5,330	686	66	5,950

Securities - available-for-sale	84,503	5,636	306	89,833	73,244	4,721	1,078	76,887

Condensed consolidated financial statements – Credit Suisse Group
Consolidated statements of income (unaudited)
						9 months

in CHF m	3Q2005	2Q2005	3Q2004	Change in % from 2Q2005	Change in % from 3Q2004	2005	2004	Change in % from 2004

Interest and dividend income	10,445	10,123	7,621	3	37	29,382	23,257	26
Interest expense	(7,624)	(6,821)	(4,849)	12	57	(20,204)	(14,047)	44

Net interest income	2,821	3,302	2,772	(15)	2	9,178	9,210	0

Commissions and fees	3,797	3,483	3,307	9	15	10,519	10,288	2
Trading revenues	2,953	915	931	223	217	5,696	3,159	80
Realized gains/(losses) from investment securities, net	373	441	128	(15)	191	1,240	854	45
Insurance net premiums earned	4,522	4,373	4,187	3	8	16,644	16,277	2
Other revenues	1,044	1,587	610	(34)	71	3,396	2,694	26

Total noninterest revenues	12,689	10,799	9,163	18	38	37,495	33,272	13

Net revenues	15,510	14,101	11,935	10	30	46,673	42,482	10

Policyholder benefits, claims and dividends	5,681	5,111	4,308	11	32	18,897	17,017	11
Provision for credit losses	(48)	(29)	38	66	–	(113)	205	–

Total benefits, claims and credit losses	5,633	5,082	4,346	11	30	18,784	17,222	9

Insurance underwriting, acquisition and administration expenses	1,292	1,038	1,043	24	24	3,389	3,207	6
Banking compensation and benefits	3,595	3,098	2,802	16	28	9,989	9,317	7
Other expenses	2,109	3,041	2,075	(31)	2	6,941	5,894	18
Restructuring charges	0	1	13	(100)	(100)	1	77	(99)

Total operating expenses	6,996	7,178	5,933	(3)	18	20,320	18,495	10

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	2,881	1,841	1,656	56	74	7,569	6,765	12

Income tax expense	437	213	112	105	290	1,280	1,123	14
Minority interests, net of tax	510	708	205	(28)	149	1,519	872	74

Income from continuing operations before cumulative effect of accounting changes	1,934	920	1,339	110	44	4,770	4,770	0

Income/(loss) from discontinued operations, net of tax	(16)	(1)	12	–	–	(37)	(95)	(61)
Cumulative effect of accounting changes, net of tax	0	0	0	–	–	14	(6)	–

Net income	1,918	919	1,351	109	42	4,747	4,669	2

Consolidated statements of income – continued (unaudited)
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.68	0.82	1.15	4.18	4.07
Income/(loss) from discontinued operations, net of tax	(0.01)	0.00	0.01	(0.03)	(0.08)
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.01	(0.01)

Net income available for common shares	1.67	0.82	1.16	4.16	3.98

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.64	0.79	1.14	4.07	3.99
Income/(loss) from discontinued operations, net of tax	(0.01)	0.00	0.01	(0.03)	(0.08)
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.01	0.00

Net income available for common shares	1.63	0.79	1.15	4.05	3.91

Consolidated balance sheets (unaudited)
in CHF m	30.09.05	30.06.05	31.12.04	Change in % from 30.06.05	Change in % from 31.12.04

Assets
Cash and due from banks	27,127	31,364	25,648	(14)	6
Interest-bearing deposits with banks	5,806	5,311	4,947	9	17
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	336,658	320,414	267,169	5	26
Securities received as collateral	24,183	24,674	20,289	(2)	19
Trading assets (of which CHF 142,883 m, CHF 156,073 m and CHF 110,047 m encumbered)	433,617	423,678	346,469	2	25
Investment securities (of which CHF 2,434 m, CHF 2,499 m and CHF 2,346 m encumbered)	121,009	112,496	100,365	8	21
Other investments	13,961	12,905	13,288	8	5
Real estate held for investment	9,111	9,163	8,970	(1)	2
Loans, net of allowance for loan losses of CHF 2,445 m, CHF 2,733 m and CHF 3,038 m	202,072	197,318	184,399	2	10
Premises and equipment	7,314	7,359	7,231	(1)	1
Goodwill	12,720	12,662	11,564	0	10
Intangible assets	3,320	3,549	3,689	(6)	(10)
Assets held for separate accounts	10,114	7,019	4,490	44	125
Other assets (of which CHF 6,984 m, CHF 6,302 m and CHF 4,785 m encumbered)	119,209	119,254	90,966	0	31
Discontinued operations - assets	534	3	1	–	–

Total assets	1,326,755	1,287,169	1,089,485	3	22

Liabilities and shareholders' equity
Deposits	360,892	358,005	299,341	1	21
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	303,222	290,287	239,724	4	26
Obligation to return securities received as collateral	24,183	24,674	20,289	(2)	19
Trading liabilities	201,663	192,154	150,130	5	34
Short-term borrowings	15,590	14,594	15,343	7	2
Provisions from the insurance business	149,259	147,847	137,161	1	9
Long-term debt	131,090	121,095	106,261	8	23
Liabilities held for separate accounts	10,114	7,019	4,489	44	125
Other liabilities	83,907	85,713	74,295	(2)	13
Discontinued operations - liabilities	685	11	1	–	–

Minority interests	7,516	7,616	6,178	(1)	22

Total liabilities	1,288,121	1,249,015	1,053,212	3	22

Common shares	607	607	607	0	0
Additional paid-in capital	22,590	23,175	23,435	(3)	(4)
Retained earnings	23,481	21,563	20,501	9	15
Treasury shares, at cost	(6,063)	(5,065)	(4,547)	20	33
Accumulated other comprehensive income/(loss)	(1,981)	(2,126)	(3,723)	(7)	(47)

Total shareholders' equity	38,634	38,154	36,273	1	7

Total liabilities and shareholders' equity	1,326,755	1,287,169	1,089,485	3	22

Consolidated statements of changes in shareholders’ equity (unaudited)
9 months, in CHF m, except common shares outstanding	Common shares outstanding		Common shares	Additional paid-in capital	Retained earnings	Common shares in treasury at cost	Accumulated other comprehen- sive income (loss)	Total

Balance January 1, 2004	1,130,362,948		1,195	23,586	14,873	(3,144)	(2,519)	33,991

Net income					4,669			4,669
Other comprehensive income, net of tax							(260)	(260)
Issuance of common shares	16,264,412		10	16				26
Issuance of treasury shares	269,992,222			(34)		11,971		11,937
Repurchase of treasury shares	(327,941,656)					(14,571)		(14,571)
Share-based compensation	20,714,342			(395)		1,264		869
Repayment out of share capital 1)			(599)	8				(591)
Other				30				30

Balance September 30, 2004	1,109,392,268		606	23,211	19,542	(4,480)	(2,779)	36,100

Balance January 1, 2005	1,110,819,481	2)	607	23,435	20,501	(4,547)	(3,723)	36,273

Net income					4,747			4,747
Other comprehensive income, net of tax							1,742	1,742
Issuance of common shares	171,374			4				4
Issuance of treasury shares	167,096,611			10		8,614		8,624
Repurchase of treasury shares	(226,838,313)	3)				(11,730)		(11,730)
Share-based compensation	33,929,271			(859)		1,600		741
Cash dividends paid					(1,767)			(1,767)

Balance September 30, 2005	1,085,178,424	4)	607	22,590	23,481	(6,063)	(1,981)	38,634

1) On April 30, 2004, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.50 per share, in lieu of a dividend, which was paid out on July 12, 2004.
2) At par value CHF 0.50 each, fully paid, net of 103,086,736 treasury shares. In addition to the treasury shares, a maximum of 253,744,616 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.
3) Includes 23,552,200 shares repurchased in connection with Credit Suisse Group's share buy back program.
4) At par value CHF 0.50 each, fully paid, net of 128,899,167 treasury shares. In addition to the treasury shares, a maximum of 252,196,042 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Net income	1,918	919	1,351	4,747	4,669
Other comprehensive income/(loss)	145	1,089	234	1,742	(260)

Comprehensive income	2,063	2,008	1,585	6,489	4,409

Consolidated statements of cash flows (unaudited)
	9 months

in CHF m	2005	2004

Operating activities of continuing operations
Net income	4,747	4,669
(Income)/loss from discontinued operations, net of tax	37	95

Income from continuing operations	4,784	4,764

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	1,165	1,262
Provision for credit losses	(113)	205
Deferred tax provision	22	(136)
Restructuring charges	1	77
Change in technical provisions from the insurance business	9,840	7,276
(Gain)/loss from investment securities	(1,240)	(854)
Share of net income from equity method investments	(243)	(176)
Cumulative effect of accounting changes, net of tax	(14)	6
Receivables from the insurance business	325	1,024
Payables from the insurance business	(1,962)	(3,491)
Trading assets and liabilities	(11,206)	(23,745)
Deferred policy acquisition costs	(239)	(416)
(Increase)/decrease in accrued interest, fees receivable and other assets	(32,190)	(17,779)
Increase/(decrease) in accrued expenses and other liabilities	10,255	8,708
Other, net	(1,799)	(566)

Total adjustments	(27,398)	(28,605)

Net cash provided by/(used in) operating activities of continuing operations	(22,614)	(23,841)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(135)	(2,890)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(33,922)	(26,243)
Purchase of investment securities	(58,199)	(42,467)
Proceeds from sale of investment securities	35,699	27,915
Maturities of investment securities	11,497	17,504
Investments in subsidiaries and other investments	(2,434)	(4,159)
Proceeds from sale of other investments	1,695	3,531
(Increase)/decrease in loans	(15,177)	(11,950)
Proceeds from sales of loans	2,868	535
Capital expenditures for premises and equipment and intangible assets	(717)	(674)
Proceeds from sale of premises and equipment and intangible assets	53	66
Other, net	33	301

Net cash provided by/(used in) investing activities of continuing operations	(58,739)	(38,531)

Consolidated statements of cash flows – continued (unaudited)
	9 months

in CHF m	2005	2004

Financing activities of continuing operations
Increase/(decrease) in deposits	41,665	41,006
Increase/(decrease) in short-term borrowings	(292)	2,432
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	32,705	7,559
Issuances of long-term debt	33,600	27,451
Repayments of long-term debt	(22,182)	(8,813)
Issuances of common shares	4	26
Issuances of treasury shares	8,624	11,937
Repurchase of treasury shares	(11,730)	(14,571)
Dividends paid/capital repayments (including minority interest and trust preferred securities)	(1,794)	(609)
Other, net	178	(1,627)

Net cash provided by/(used in) financing activities of continuing operations	80,778	64,791

Effect of exchange rate changes on cash and due from banks	2,054	384

Discontinued operations
Net cash provided by discontinued operations	0	(12)
Proceeds from sale of stock by subsidiaries	0	38

Net increase/(decrease) in cash and due from banks	1,479	2,829

Cash and due from banks at beginning of period	25,648	24,799

Cash and due from banks at end of period	27,127	27,628

Supplemental disclosures of cash flow information (unaudited)
	9 months

in CHF m	2005	2004

Cash paid during the year for income taxes	1,678	1,254
Cash paid during the year for interest	19,295	13,802

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	68	11
Fair value of liabilities assumed	37	1

Assets and liabilities sold in business divestitures
Assets sold	0	865
Liabilities sold	0	813

Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). For a description of the Group’s significant accounting policies, see note 1 of the consolidated US GAAP financial statements for the year ended December 31, 2004, included in Credit Suisse Group’s Annual Report 2004.

Certain financial information that is normally included in annual financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the interim periods presented.

The results of operations for interim periods are not necessarily indicative of results for the entire year. These condensed consolidated financial statements should be read in conjunction with the consolidated US GAAP financial statements and notes thereto for the year ended December 31, 2004.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Share-based compensation

Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25, no compensation expense was generally recognized for share options, as they were granted at an exercise price equal to the market price of the Group’s shares on the grant date.

Effective January 1, 2003, the Group adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (SFAS 148). Under the prospective method, all new equity-based compensation awards granted to employees and existing awards modified on or after January 1, 2003, are accounted for at fair value. Compensation expense is measured at the grant or modification date based on the fair value of the award and is recognized in the statement of income over the required service period on a straight-line basis. Refer to “New Accounting Pronouncements” below for a discussion of the Group’s adoption of the new share-based payment accounting standard effective January 1, 2005.

The following table presents net income and basic and diluted earnings per share as reported, and as if all outstanding awards were accounted for at fair value under SFAS 123 for the periods prior to January 1, 2005.

in CHF m, except the per share amounts	3Q2004	9 months 2004

Net income - as reported	1,351	4,669
Add: Share-based compensation expense included in reported net income, net of related tax effects	188	544
Deduct: Total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(187)	(547)

Net income - pro forma	1,352	4,666

Net income available for common shares for basic EPS - pro forma	1,305	4,525

Net income available for common shares for diluted EPS - pro forma	1,381	4,746

Basic earnings per share - as reported	1.16	3.98
Basic earnings per share - pro forma	1.16	3.98
Diluted earnings per share - as reported	1.15	3.91
Diluted earnings per share - pro forma	1.16	3.91

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123R). SFAS 123R is effective for annual reporting periods beginning after June 15, 2005. The Group had previously adopted the recognition provisions of SFAS 123, as discussed above. Under SFAS 123R, a company that has previously adopted the recognition provisions of SFAS 123 must adopt the revised standard using the modified prospective method and may also choose to apply the modified retrospective method to previous reporting periods. The Group early adopted the new standard as of January 1, 2005, applying the modified prospective method.

The most significant accounting implications of the adoption of SFAS 123R for the Group were as follows: (i) inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Group recorded a cumulative adjustment of approximately CHF 14 million during the first quarter of 2005 to reverse the expense previously recognized on all outstanding unvested awards expected to be forfeited. For new grants after January 1, 2005, forfeitures will be included in the initial estimation of the compensation expense at the grant date; (ii) recognition of compensation cost for all outstanding unvested awards as of January 1, 2005, that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award. The recognition of this expense was not material; and (iii) adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (i) prohibits the recognition of the excess of contractual cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (ii) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (iii) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans and debt securities within its scope that are acquired in a transfer. SOP 03-3 became effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 did not have a material impact on the Group’s financial position, results of operations or cash flows.

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, ‘Accounting Changes’ (APB 20) and FASB Statement No. 3, ‘Reporting Accounting Changes in Interim Financial Statements (an Amendment of APB Opinion No. 28, ‘Interim Financial Reporting’)’” (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior periods’ financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. The statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle. The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB 20. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There will be no immediate impact on the Group’s financial condition, results of operations or cash flows upon adoption of SFAS 154.

In June 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control would be overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” and to effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 is effective immediately for all newly formed limited partnerships and for existing limited partnership agreements that are modified. The guidance will be effective for existing unmodified partnership agreements no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The implementation of EITF 04-5 has not materially impacted the Group with respect to new partnerships formed or partnership agreements modified since June 2005. The Group is still evaluating the impact of EITF 04-5 with respect to unmodified partnerships which existed prior to June 2005.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FASB Staff Position (FSP) SOP No. 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. FSP SOP 78-9-1 is effective for all new partnerships formed and for existing partnership agreements modified after June 29, 2005. Additionally, FSP SOP 78-9-1 will be effective for existing unmodified partnership agreements no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The Group is currently evaluating the impact of FSP SOP 78-9-1 and the impact of the changes to EITF 96-16.

In September 2005, the AICPA issued SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (SFAS 97). SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract. Modifications that result from the election by the contract holder that were within the original contract are not internal replacements subject to this SOP. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Group is currently evaluating the impact of adopting SOP 05-1.

In August 2005, the FASB issued three exposure drafts that address accounting for transfers of financial instruments. These proposals would, among other things, amend SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of FASB Statement No. 125". The proposed guidance from the FASB or future guidance from either the FASB or other standard setters may change the current interpretation of the criteria for what is considered a qualifying special-purpose entity ("QSPE") and require companies to account for transactions as secured financings that currently are accounted for as sales. The proposals have effective dates potentially as early as January 1, 2006. The requirements of the proposed amendments will be re-deliberated by the FASB and, therefore, are subject to change. We cannot predict what the final amendments will provide.

Segment Reporting

Net revenues
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Private Banking	2,021	1,810	1,644	5,743	5,453
Corporate & Retail Banking	879	858	808	2,597	2,545
Institutional Securities 1)	4,303	3,335	3,083	11,480	10,214
Wealth & Asset Management 2)	1,250	1,570	809	3,756	3,174
Life & Pensions	4,246	3,714	2,915	14,570	12,679
Non-Life	3,029	2,979	2,853	9,057	8,936
Corporate Center	(218)	(165)	(177)	(530)	(519)

Credit Suisse Group	15,510	14,101	11,935	46,673	42,482

1) Including CHF 85 million, CHF 97 million, CHF 48 million, CHF 293 million and CHF 141 million in 3Q2005, 2Q2005, 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
2) Including CHF 438 million, CHF 625 million, CHF 174 million, CHF 1,227 million and CHF 704 million in 3Q2005, 2Q2005 and 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Private Banking	892	710	652	2,451	2,307
Corporate & Retail Banking	338	354	261	1,042	843
Institutional Securities 1)	945	(555)	279	1,245	1,395
Wealth & Asset Management 2)	564	947	205	1,849	1,310
Life & Pensions	102	175	133	481	481
Non-Life	163	281	192	670	540
Corporate Center	(123)	(71)	(66)	(169)	(111)

Credit Suisse Group	2,881	1,841	1,656	7,569	6,765

1) Including CHF 85 million, CHF 92 million, CHF 44 million, CHF 288 million and CHF 137 million in 3Q2005, 2Q2005, 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest revenues/expenses relating primarily to the FIN 46R consolidation.
2) Including CHF 433 million, CHF 621 million, CHF 167 million, CHF 1,215 million and CHF 697 million in 3Q2005, 2Q2005, 3Q2004, 9 months 2005 and 9 months 2004, respectively, in minority interest revenues/expenses relating primarily to the FIN 46R consolidation.

Net income/(loss)
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Private Banking	728	581	511	1,994	1,857
Corporate & Retail Banking	264	277	199	815	644
Institutional Securities	612	(408)	292	744	1,044
Wealth & Asset Management	101	245	30	481	467
Life & Pensions	96	116	164	338	370
Non-Life	190	137	198	452	383
Corporate Center	(73)	(29)	(43)	(77)	(96)

Credit Suisse Group	1,918	919	1,351	4,747	4,669

Total assets
in CHF m	30.09.05	31.12.04

Private Banking	221,986	188,697
Corporate & Retail Banking	111,351	99,469
Institutional Securities	898,134	707,918
Wealth & Asset Management	14,734	12,664
Life & Pensions and Non-Life	178,150	165,275
Corporate Center	(97,600)	(84,538)

Credit Suisse Group	1,326,755	1,089,485

Interest and dividend income and interest expense
The following table sets forth the details of interest and dividend income and interest expense:
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Interest income on loans	1,696	1,654	1,482	4,918	4,597
Interest income on investment securities	965	957	906	2,849	2,863
Dividend income from investment securities	44	95	26	183	134
Interest and dividend income on trading assets	3,459	3,711	2,893	10,431	9,740
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,367	2,916	1,843	8,731	4,719
Other	914	790	471	2,270	1,204

Total interest and dividend income	10,445	10,123	7,621	29,382	23,257

Interest expense on deposits	(2,003)	(1,728)	(1,108)	(5,106)	(2,795)
Interest expense on short-term borrowings	(77)	(59)	(53)	(251)	(180)
Interest expense on trading liabilities	(1,164)	(1,270)	(1,177)	(3,577)	(4,373)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(3,072)	(2,673)	(1,555)	(7,864)	(4,009)
Interest expense on long-term debt	(1,053)	(908)	(794)	(2,802)	(2,244)
Other	(255)	(183)	(162)	(604)	(446)

Total interest expense	(7,624)	(6,821)	(4,849)	(20,204)	(14,047)

Net interest income	2,821	3,302	2,772	9,178	9,210

Trading activities
The following table sets forth the details of trading-related revenues:
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Interest rate products	472	(134)	56	1,222	612
Equity/index-related products	2,040	814	575	3,486	1,703
Foreign exchange products	460	256	240	1,078	898
Other	(19)	(21)	60	(90)	(54)

Trading revenues	2,953	915	931	5,696	3,159

Interest and dividend income on trading assets	3,459	3,711	2,893	10,431	9,740
Interest expense on trading liabilities	(1,164)	(1,270)	(1,177)	(3,577)	(4,373)

Trading interest income, net	2,295	2,441	1,716	6,854	5,367

Total trading-related revenues	5,248	3,356	2,647	12,550	8,526

The following table summarizes the details of trading assets and liabilities:
in CHF m	30.09.05	31.12.04

Trading assets
Debt securities	215,400	176,493
Equity securities	137,423	99,388
Positive replacement values of derivative trading positions	56,096	52,447
Other	24,698	18,141

Total trading assets	433,617	346,469

Trading liabilities
Short positions	136,494	92,401
Negative replacement values of derivative trading positions	65,169	57,729

Total trading liabilities	201,663	150,130

Commissions and fees
The following table sets forth the details of commissions and fees:
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Commissions from lending business	326	365	266	878	776

Investment and portfolio management fees	1,164	1,079	1,071	3,367	3,390
Commissions for other securities business	42	70	41	155	124

Commissions and fees from fiduciary activities	1,206	1,149	1,112	3,522	3,514

Underwriting fees	674	550	570	1,741	1,961
Brokerage fees	919	807	822	2,630	2,537

Commissions, brokerage securities underwriting and other securities activities	1,593	1,357	1,392	4,371	4,498

Fees for other customer services	672	612	537	1,748	1,500

Commissions and fees	3,797	3,483	3,307	10,519	10,288

Loans
The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:
in CHF m	30.09.05	31.12.04

Banks	1,752	1,558
Commercial	45,471	43,000
Consumer	80,400	76,010
Public authorities	3,463	3,894
Lease financings	2,989	2,696

Switzerland	134,075	127,158

Banks	7,819	7,233
Commercial	43,315	33,873
Consumer	18,618	18,248
Public authorities	485	679
Lease financings	108	130

Foreign	70,345	60,163

Loans, gross	204,420	187,321

Deferred expenses, net	97	116
Allowance for loan losses	(2,445)	(3,038)

Total loans, net	202,072	184,399

The following table sets forth the movements in the allowance for loan losses:
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Balance beginning of period	2,733	2,851	3,790	3,038	4,646

New provisions	90	173	194	348	678
Releases of provisions	(150)	(198)	(154)	(473)	(466)

Net additions/(release) charged to income statement	(60)	(25)	40	(125)	212

Gross write-offs	(255)	(182)	(502)	(660)	(1,648)
Recoveries	10	17	16	50	47

Net write-offs	(245)	(165)	(486)	(610)	(1,601)

Provisions for interest	16	25	24	58	59
Foreign currency translation impact and other adjustments, net	1	47	(7)	84	45

Balance end of period	2,445	2,733	3,361	2,445	3,361

Provision for credit losses disclosed in the income statement also includes provisions for lending-related exposure.

The following table sets forth details of impaired loans, with or without a specific allowance. Loans are considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.
in CHF m	30.09.05	31.12.04

With a specific allowance	2,994	3,910
Without a specific allowance	705	762

Total impaired loans, gross	3,699	4,672

Specific allowance for impaired loans 1)	2,106	2,659
1) Included in the allowances for loan losses.

Restructuring liabilities
The following table sets forth the movements of restructuring liabilities:
	2005			2004

in CHF m	Personnel	Other	Total	Personnel	Other	Total

Balance January 1	27	22	49	65	27	92
Net additions charged to income statement	0	1	1	65	12	77
Write-offs/recoveries, net 1)	(14)	(17)	(31)	(93)	(15)	(108)
Transfers, foreign exchange	(3)	4	1	(2)	0	(2)

Balance September 30	10	10	20	35	24	59

1) Includes cash paid or otherwise settled.

Accumulated other comprehensive income
The following table sets forth the movements of accumulated other comprehensive income, net of tax:
in CHF m	Gains/(losses) cash flow hedge	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	1)	Minimum pension liability adjustment	Accumulated other com- prehensive income/(loss)

Balance January 1, 2004	3	(3,086)	1,141		(577)	(2,519)
Increase/(decrease)	24	190	(302)		(86)	(174)
Reclassification adjustments, included in net profit	6	0	(92)		0	(86)

Balance September 30, 2004	33	(2,896)	747		(663)	(2,779)

Balance January 1, 2005	27	(3,998)	1,068		(820)	(3,723)
Increase/(decrease)	24	1,310	485		0	1,819
Reclassification adjustments, included in net profit	22	(12)	(87)		0	(77)

Balance September 30, 2005	73	(2,700)	1,466		(820)	(1,981)

1) Presented net of shadow adjustments.

Earnings per share
The following table sets forth details of the calculation of earnings per share:
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Income from continuing operations before cumulative effect of accounting changes	1,934	920	1,339	4,770	4,770
Income/(loss) from discontinued operations, net of tax	(16)	(1)	12	(37)	(95)
Cumulative effect of accounting changes, net of tax	0	0	0	14	(6)

Net income – as reported	1,918	919	1,351	4,747	4,669

Net income available for common shares for basic EPS 1)	1,850	919	1,304	4,670	4,528

Net income available for common shares for diluted EPS 2)	1,936	945	1,380	4,830	4,749

Weighted-average common shares outstanding for basic EPS (in m)	1,107.0	1,127.6	1,125.5	1,121.6	1,137.7
Effect of dilutive securities
Convertible securities	40.4	40.4	40.4	40.4	40.4
Share options and warrants	10.5	8.9	6.6	9.2	8.3
Share awards	27.0	21.6	23.2	21.0	27.6

Adjusted weighted-average common shares for diluted EPS 3)	1,184.9	1,198.5	1,195.7	1,192.2	1,214.1

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.68	0.82	1.15	4.18	4.07
Income/(loss) from discontinued operations, net of tax	(0.01)	0.00	0.01	(0.03)	(0.08)
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.01	(0.01)

Net income available for common shares	1.67	0.82	1.16	4.16	3.98

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	1.64	0.79	1.14	4.07	3.99
Income/(loss) from discontinued operations, net of tax	(0.01)	0.00	0.01	(0.03)	(0.08)
Cumulative effect of accounting changes, net of tax	0.00	0.00	0.00	0.01	0.00

Net income available for common shares	1.63	0.79	1.15	4.05	3.91

1) In accordance with EITF 03-6, the basic earnings per share calculation considers the effect of participating securities. Specifically, the allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the calculation. Undistributed earnings are not allocated to the mandatorily convertible security holders if the distributions made to shareholders during the period exceed the net income for the period.
2) Under the if-converted method for calculating diluted EPS, the interest on the mandatory convertible securities is included when the effect is dilutive.
3) Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the EPS-calculation above), but could potentially dilute earnings per share in the future were 61.4 million, 58.0 million, 40.6 million, 57.6 million and 39.6 million for 3Q2005, 2Q2005, 3Q2004, 9 months 2005 and 9 months 2004, respectively.

Pension
The following table sets forth details of the net periodic pension cost for the Swiss and international defined benefit pension and other post-retirement defined benefit plans:
				9 months

in CHF m	3Q2005	2Q2005	3Q2004	2005	2004

Service costs on benefit obligation	92	102	102	294	327
Interest costs on benefit obligation	189	186	180	559	541
Expected return on plan assets	(226)	(226)	(235)	(676)	(706)
Amortization of
Unrecognized transition obligation/(asset)	(1)	(1)	(2)	(2)	(4)
Prior service cost	10	9	10	29	28
Unrecognized (gains)/losses	20	13	10	46	31

Net periodic pension costs	84	83	65	250	217

Settlement (gains)/losses	0	0	(2)	0	0
Curtailment (gains)/losses	0	0	0	(1)	6
Termination losses	0	3	5	9	12

Total pension costs	84	86	68	258	235

Credit Suisse Group previously disclosed in its financial statements for the year ended December 31, 2004, that it expected to contribute CHF 618 million to the pension plans in 2005. As of September 30, 2005, CHF 432 million of contributions have been made. Credit Suisse Group presently anticipates contributing an additional CHF 113 million to fund its pension plan in 2005 for a total of CHF 545 million. The calculation of the expected contributions for 2005 was subsequently revised to reflect the current funding status, resulting in a decrease in anticipated contributions.

Guarantees and commitments

Guarantees

The following tables set forth details of contingent liabilities associated with guarantees:
As of September 30, 2005, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	9,087	7,139		11	4,029
Performance guarantees and similar instruments	7,543	6,642		197	3,765
Securities lending indemnifications	35,863	35,863		0	35,863
Derivatives	424,716	424,716		3,789	1,103
Other guarantees 2)	3,329	3,329		25	1,612

Total guarantees	480,538	477,689		4,022	46,372

As of December 31, 2004, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	10,425	8,907		12	3,992
Performance guarantees and similar instruments	6,386	5,694		112	3,552
Securities lending indemnifications	24,808	24,808		0	24,808
Derivatives	247,454	247,454		2,482	186
Other guarantees 2)	3,112	3,112		25	1,348

Total guarantees	292,185	289,975		2,631	33,886

1) Total net amount relates to gross amount less any participations.
2) Contingent considerations in business combinations, residual value guarantees and other indemnifications.

Guarantees provided by the Group are broadly classified as follows: Credit guarantees and similar instruments, Performance guarantees and similar instruments, Securities lending indemnifications, Derivatives and Other guarantees. Readers are referred to note 37 “Guarantees and commitments” in the Credit Suisse Group Annual Report 2004 for a further description of Guarantees.

In accordance with the terms of the Sale and Purchase Agreement (SPA) between XL Insurance (Bermuda) Limited (XL or the purchaser) and Winterthur Swiss Insurance (Winterthur) for Winterthur International, Winterthur is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expired on June 30, 2004. This seasoning process will result in a balancing payment being due to the purchaser.

The provision recorded by Winterthur at September 30, 2005 for this sale-related contingency, net of pre-payments to and risks retained by XL amounted to CHF 709 million (USD 550 million). The provision, which reflects the adverse development of CHF 839 million (USD 651 million) included in Winterthur’s submitted Seasoned Net Reserves Amount (SNRA), is based on an extensive analysis of data provided by XL. Winterthur utilized leading third-party claims, actuarial and legal specialists to assist in estimating the reserves required for this liability. On the basis of facts known, Credit Suisse Group believes that the currently recorded provision is adequate to cover the contingencies related to this transaction.

The amount payable to XL for the SNRA is ultimately subject to an assessment by the Independent Actuary designated in the SPA, who will determine which of the estimates submitted by the two parties is closest to the amount which the Independent Actuary believes to be the correct amount, and that estimate will be conclusively deemed to be the relevant SNRA. This process is ongoing and, consequently, the ultimate resolution of this matter could result in a further significant increase in the required provision for the Winterthur International sale-related contingencies. Winterthur and XL submitted in February 2005 their respective determinations of the SNRA to the Independent Actuary, who was officially engaged on April 13, 2005. The difference between the two positions under review by the Independent Actuary was reduced in the third quarter to CHF 1,133 million (USD 879 million) after XL adjusted its SNRA (with Winterthur’s consent) by USD 30m.

In addition to the SPA, Winterthur has other agreements, including retrocession agreements with XL, which could result in payments to XL. Furthermore, XL submitted in the fourth quarter of 2004, and the second and third quarters of 2005, the details of its claims relating to alleged breach of warranties in connection with the 2001 sale. With the assistance of outside counsel, Winterthur continues to evaluate these claims and on the basis of facts known, believes that the currently recorded provisions are adequate to cover the contingencies related to this litigation and any other agreements with XL.

The Group provides indemnifications to certain counterparties in connection with its normal operating activities. The Group has determined that it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

The following table sets forth details of other commitments:
As of September 30, 2005, in CHF m	Total gross amount	Total net amount	Collateral received

Irrevocable commitments under documentary credits	5,089	4,762	2,313
Loan commitments	174,957	174,774	102,907
Forward reverse repurchase agreements	14,142	14,142	14,142
Other	4,099	4,099	560

Total other commitments	198,287	197,777	119,922

As of December 31, 2004, in CHF m	Total gross amount	Total net amount	Collateral received

Irrevocable commitments under documentary credits	4,390	4,076	1,577
Loan commitments	149,607	149,607	83,209
Forward reverse repurchase agreements	15,326	15,326	15,326
Other	2,625	2,625	567

Total other commitments	171,948	171,634	100,679

Other commitments of the Group are broadly classified as follows: Irrevocable commitments under documentary credits, Loan commitments, Forward reverse repurchase agreements and Other. Readers are referred to note 37 “Guarantees and commitments” of the Credit Suisse Group Annual Report 2004 for a further description of Other off-balance sheet commitments.

Variable interest entities

FIN 46R “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: Collateralized debt obligations (CDOs), Commercial paper conduits and Financial intermediation. Further details are available in notes 1, 2 and 39 of Credit Suisse Group’s Annual Report 2004 regarding Group’s policy on consolidation of VIEs and the nature of the Group’s involvement with these entities.

The following table summarizes the estimated total assets by category related to non-consolidated VIEs:
	Carrying value of VIEs' total assets

in CHF m	30.09.05	31.12.04

Collateralized debt obligations	18,870	57,517
Commercial paper conduits	6,023	4,456
Financial intermediation	64,476	67,326

Total	89,369	129,299

The following table summarizes the total assets, by category, related to VIEs consolidated as a result of the Group being the primary beneficiary:
	VIEs' total assets

in CHF m	30.09.05	31.12.04

Collateralized debt obligations	2,140	1,398
Commercial paper conduits	2	3
Financial intermediation	13,619	11,119

Total assets consolidated pursuant to FIN 46R	15,761	12,520

Collateralized debt obligations

As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.

The Group has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Group of approximately CHF 2.1 billion of assets and liabilities of these VIEs. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 0.9 billion as of September 30, 2005.

Commercial paper conduits

The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of September 30, 2005, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 11.4 billion, which consisted of CHF 6.0 billion of funded assets and the CP conduits’ commitments to purchase CHF 5.4 billion of additional assets.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancements primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation

The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to VIEs related to financial intermediation activities is estimated to be CHF 10.9 billion as of September 30, 2005, which represents the notional amount of any guarantees and the fair value of all other interests held. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies and the risk of loss that is retained by investors.

Litigation

In accordance with SFAS No. 5, “Accounting for Contingencies”, the Group recorded in the second quarter of 2005 a CHF 960 million (USD 750 million) charge before tax CHF 624 million after tax, in Institutional Securities, to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters to CHF 1.4 billion (USD 1.1 billion) after deductions for settlements that have since taken place. It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Further charges or releases of litigation reserves may be necessary in the future as developments in such cases or proceedings warrant. The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning the matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless specified, seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Foreign currency translation rates

The following table shows principal Swiss franc foreign exchange rates:
	Average rate			Closing rate

in CHF	3Q2005	2Q2005	3Q2004	30.09.05	30.06.05	31.12.04

1 USD	1.28	1.23	1.27	1.2893	1.2803	1.1320
1 EUR	1.55	1.54	1.54	1.5544	1.5483	1.5439
1 GBP	2.28	2.28	2.29	2.2808	2.3148	2.1834
100 JPY	1.14	1.14	1.15	1.1375	1.1600	1.1023

Information for investors
Ticker symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CSR US	CSR.N	CSR,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) 1 ADS represents 1 registered share.

Ratings
	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Stable

Credit Suisse 1)
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Winterthur
Insurer financial strength	A1	A-	A+
Outlook	Negative	Stable	Rating Watch Negative

1) The ratings refer to the merged bank.

Share data
	30.09.05	30.06.05	31.12.04

Shares issued	1,214,077,591	1,214,077,591	1,213,906,217
Treasury shares	(128,899,167)	(117,274,832)	(103,086,736)

Shares outstanding	1,085,178,424	1,096,802,759	1,110,819,481

Share price
				9 months

in CHF	3Q2005	2Q2005	3Q2004	2005	2004

High (closing price)	58.40	52.95	43.99	58.40	48.93
Low (closing price)	50.10	47.85	37.35	46.85	37.35

Financial calendar
Fourth quarter / full year results 2005	Wednesday, February 15, 2006

Annual General Meeting	Friday, April 28, 2006

First quarter results 2006	Wednesday, May 3, 2006

Enquiries

Credit Suisse Group
Investor Relations
Ian Roundell, Tel. +41 44 333 1748
Marc Buchheister, Tel. +41 44 333 3169
Manuela Luzio, Tel. +41 44 332 6098
Fax +41 44 333 2587
Credit Suisse Group
Media Relations
Charles Naylor, Andrés Luther
Tel. +41 44 333 8844
Fax +41 44 333 8877

Cautionary statement regarding forward-looking information

This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group Paradeplatz 8 P.O. Box 1 8070 Zurich Switzerland Tel. +41 44 212 16 16 Fax +41 44 333 25 87 www.credit-suisse.com

5520144 English

QUARTERLY RESULTS 2005   Q3

DISCLAIMER

Cautionary statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in
"Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed with the US Securities and Exchange
Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

RESULTS OVERVIEW THIRD QUARTER 2005

in CHF m, except where indicated

3Q05

  vs
3Q04

  vs
2Q05

  vs 2Q05
adjusted1)

1) Excluding a litigation charge of CHF 960 m before tax and CHF 624 m after tax

Net revenues

15,510

10%

10%

30%

Total operating expenses

6,996

(3%)

13%

18%

Net income

1,918

109%

24%

42%

Return on equity

20.1%

Basic EPS (in CHF)

1.67

104%

22%

44%

Net income in CHF m

PRIVATE BANKING
STRONG RESULT DRIVEN BY ASSET-BASED
AND TRANSACTION-BASED REVENUES

511

616

685

25%

4Q04

3Q04

1Q05

2Q05

3Q05

42%

581

728

Total operating expenses in CHF m

Revenues in CHF m

PRIVATE BANKING
HIGH REVENUES BENEFITING FROM
IMPROVED COMMISSIONS AND FEES

4Q04

3Q04

1Q05

2Q05

3Q05

994

993

1,060

4Q04

3Q04

1Q05

2Q05

3Q05

1,644

1,717

1,912

Cost/income ratio in %

55.4

60.5

57.8

491

547

460

503

446

600

Other expenses 1)

Compensation and benefits

1,810

59.9

1,084

504

580

Commissions and fees

All other revenues

1,113

1,149

1,209

1,180

531

568

703

630

1) Including restructuring charges of CHF (1) m and CHF 1 m in 3Q04 and 4Q04, respectively

2,021

1,306

715

55.7

1,125

524

601

23%

13%

Assets under management in CHF bn

Net new assets in CHF bn

7.0

564

3.8

3.9

539

544

4Q04

3Q04

1Q05

2Q05

3Q05

4Q04

3Q04

1Q05

2Q05

3Q05

6%

12.8

602

Annualized
growth rate:

2004:  5.2%

9M05: 8.4%

14.3

637

PRIVATE BANKING
STRONG ASSET INFLOWS SUPPORTED BY
GROWTH IN ASIAN AND EUROPEAN MARKETS

18%

34.1

Net margin in bp

Gross margin in bp

PRIVATE BANKING
GROSS MARGIN BENEFITED FROM
HIGH LEVEL OF NET REVENUES

122

81

37

4

128

84

5

39

4Q04

3Q04

1Q05

2Q05

3Q05

138

83

6

49

126

79

3

44

9M05: 131

FY2004: 134

131

79

4

48

38

46

4Q04

3Q04

1Q05

2Q05

3Q05

50

41

9M05: 46

FY2004: 47

48

Asset-driven

Transaction-driven

Other

Net income in CHF m

CORPORATE & RETAIL BANKING
GOOD RESULT MAINTAINED DUE TO STRONG NET
REVENUES AND FAVORABLE CREDIT ENVIRONMENT

199

257

274

(5%)

33%

4Q04

3Q04

1Q05

2Q05

3Q05

277

264

Total operating expenses in CHF m

Revenues in CHF m

CORPORATE & RETAIL BANKING
CONTINUED STRONG REVENUE CONTRIBUTION
AND TIGHTLY MANAGED COSTS

4Q04

3Q04

1Q05

2Q05

3Q05

527

477

529

4Q04

3Q04

1Q05

2Q05

3Q05

808

803

860

Cost/income ratio in %

61.5

65.2

59.4

2%

9%

266

206

308

261

271

221

Other expenses

Compensation and benefits

858

548

63.9

291

257

879

62.7

551

295

256

5%

Net income in CHF m

INSTITUTIONAL SECURITIES
IMPROVED RESULT DUE TO FOCUS ON HIGH-
MARGIN PRODUCTS AND ACTIVE MARKETS

4Q04

3Q04

1Q05

2Q05

3Q05

292 1)

269

540

(408)

216 2)

1) Including the release of tax contingency accruals of CHF 126 m

2) Excluding the litigation charge of CHF 624 m after tax

612

Investment banking revenues in CHF m

868

718

627

4Q04

3Q04

1Q05

2Q05

3Q05

Equity
underwriting

Advisory and

other fees

Debt
underwriting

4%

42%

25%

8%

131%

30%

  vs
3Q04

Total

948

185

465

298

138

306

183

199

303

216

114

448

306

28%

1,126

263

482

381

19%

INSTITUTIONAL SECURITIES
SIGNIFICANT PROGRESS IN INVESTMENT BANKING

Fixed income trading revenues in CHF m

1,348

1,278

1,926

4Q04

3Q04

1Q05

2Q05

3Q05

INSTITUTIONAL SECURITIES
TRADING RESULT BENEFITED FROM
PRODUCT FOCUS AND FAVORABLE MARKETS

Equity trading revenues in CHF m

696

828

926

4Q04

3Q04

1Q05

2Q05

3Q05

31%

48%

49%

78%

1,194

834

1,770

1,239

Pre-tax margin 2) in %

Total operating expenses in CHF bn

INSTITUTIONAL SECURITIES
FURTHER PROGRESS IN
IMPROVING THE PRE-TAX MARGIN

4Q04

3Q04

1Q05

2Q05

3Q05

1)   Including a litigation charge of CHF 960 m before tax

2) Excluding minority interest results primarily relating to the FIN 46R consolidation

3) Excluding the litigation charge of CHF 960 m before tax

2.6

7.7

4Q04

3Q04

1Q05

2Q05

3Q05

13.7

Compensation and benefits

Other expenses

2.8

3.0

19.9

0%

37%

3.9 1)

3.4

(20.0)

20.4

9.7 3)

Net income in CHF m

WEALTH & ASSET MANAGEMENT
GOOD RESULT COMPARED TO 3Q04
BUT LOWER THAN STRONG 2Q05

30

63

135

4Q04

3Q04

1Q05

2Q05

3Q05

(59%)

237%

245

Net revenues by division 1) in CHF m

635

772

772

WEALTH & ASSET MANAGEMENT
KEY BUSINESS AREAS CONTRIBUTED
TO REVENUE PERFORMANCE

4Q04

3Q04

1Q05

2Q05

3Q05

Credit Suisse
Asset Management

Alternative Capital

(8%)

3%

1)   Excluding minority interest revenues primarily relating to the FIN 46R consolidation

Private Client Services

Total 1)

403

473

471

113

213

132

57

66

64

15%

62

20

105

Investment-related
gains & Other

23%

7%

20%

124%

  vs
3Q04

945

470

132

61

282

(51%)

812

482

70

Net new assets 1) in CHF bn

4Q04

3Q04

1Q05

2Q05

3Q05

4Q04

3Q04

1Q05

2Q05

3Q05

Private Client
Services

Credit Suisse
Asset Management

Alternative Capital

5.4

502

482

488

(0.5)

(0.2)

1)   Includes assets managed on behalf of other entities within Credit Suisse Group

Assets under management 1) in CHF bn

2.8

529

WEALTH & ASSET MANAGEMENT
HIGHER ASSET INFLOWS IN PRIVATE
CLIENT SERVICES AND CSAM

4.1

553

Net income in CHF m

LIFE & PENSIONS
RESULT IMPACTED BY TAX EFFECTS AND CHANGE IN
ACTUARIAL ASSUMPTIONS AND MODELS

164

3Q04

3Q05

9M04

9M05

338

96

Comments

Adverse net impact of CHF 61 m in
3Q05 in respect of changes in actuarial
assumptions and models

Increase in valuation of deferred tax assets
of CHF 31 m and CHF 72 m in 3Q05 and
3Q04, respectively

9M05 pre-tax income remains unchanged at
CHF 481 m despite a charge for actuarial adjustments

Increase in valuation of deferred tax assets
reflects improved expected future taxable
earnings

370

(41%)

(9%)

Total business volume in CHF m
for the quarter

LIFE & PENSIONS
POLICYHOLDER DEPOSITS DRIVE
BUSINESS VOLUME INCREASE

3,292

3,728

3Q04

3Q05

Policyholder
deposits

Gross
premiums
written

16%

10%

13%

12,819

13,706

9M04

9M05

Policyholder
deposits

Gross
premiums
written

13%

4%

7%

Total business volume in CHF m
year-to-date

Net income in CHF m

3Q04

3Q05

9M04

9M05

452

190

Comments

Negative impact of CHF 72 m after tax and net of
reinsurance in 3Q05 due to Swiss floods

No significant impact from hurricanes in the US,
following decision to exit certain risk exposures

Increase in valuation of deferred tax assets of
CHF 132 m and CHF 59 m in 3Q05 and 3Q04,
respectively

Increase in valuation of deferred tax assets
reflects improved expected future taxable
earnings

NON-LIFE
RESULT IMPACTED BY POSITIVE TAX EFFECTS AND
CHF 72 MILLION FOR FLOODS IN SWITZERLAND

383

(4%)

18%

NON-LIFE
PREMIUM GROWTH THROUGH TARIFF INCREASES
DESPITE COMPETITIVE MARKET ENVIRONMENT

Net premiums earned in CHF m

for the quarter

2,530

2,683

3Q04

3Q05

6%

Net premiums earned in CHF m

year-to-date

7,978

8,029

9M04

9M05

1%

NON-LIFE
YTD COMBINED RATIO LOWER THAN LAST YEAR
DESPITE FLOODS IN SWITZERLAND

Combined ratio in %

for the quarter

101.8

3Q04

3Q05

101.3

0.5ppts

26.3

26.7

75.5

74.6

Combined ratio in %

year-to-date

98.8

9M04

9M05

99.8

-1ppt

25.0

25.5

73.8

74.3

Expense
ratio

Claims
ratio

Expense
ratio

Claims
ratio

Credit Suisse Group

CAPITAL POSITION STRENGTHENED

4Q04

3Q04

1Q05

2Q05

3Q05

204

199

215

Comments

Winterthur shareholders’ equity of
CHF 9.7 bn as of September 30,
2005; improvement of CHF 0.3 bn
compared to June 30, 2005

11.8

12.3

12.1

BIS tier 1 ratio in %

Risk-weighted assets in CHF bn

10.9

238

Repurchased 26 million shares
worth CHF 1.4 bn1) since the
initiation of the program

Risk-weighted assets were held at
CHF 240 bn during the quarter

Tier 1 capital improved as net income
was only partially offset by share
repurchases of CHF 0.7 bn in 3Q05

11.1

1)   As at end of October 2005

PERFORMANCE GOALS OVERVIEW

Medium-term
goals

9M05

all goals on full-year basis

1) Excl. minority interest results primarily relating to the FIN 46R consolidation                                3) Excluding the litigation charge of CHF 624 m after tax in 2Q 05

2) Excluding the litigation charge of CHF 960 m before tax in 2Q 05                                                 4) For Moody’s, Standard & Poor’s and FitchRatings

Credit Suisse
First Boston

Credit Suisse

Winterthur

Credit Suisse
Group

Consolidated

Return on equity

16.9% / 19.0%3)

15 % to 20%

Tier 1 target

11.1%

> 10%

Private Banking

Gross margin

131 bp

130 bp

Cost/income ratio

56.9%

< 55%

Net new asset growth (annualized)

8.4%

> 5%

Corporate &

Revenue growth (annualized)

3.4%

> 5%

Retail Banking

Cost/income ratio

62.7%

< 60%

Return on allocated capital

21.2%

> 15%

Division

Pre-tax margin 1)

11.6% / 18.6%2)

> 20%

Return on allocated capital

12.2% / 18.3%3)

> 20%

Division

IFS rating

A1 / A- / A+4)

Single A

Return on equity

11.7%

> 12%

Non-Life

Combined ratio

98.8%

< 98%

Life & Pensions

Expense ratio

10.0%

< 8%

OUTLOOK

Higher interest rates and increased market volatility expected

Oil and other commodities to continue their correction within a longer-term upward trend

Global economy assumed to remain robust as growth in Asia
and Europe helps offset the pressure from higher energy costs and interest rates facing US consumers

Investor Relations contacts

Ian Roundell

+41 44 333 1748

ian.roundell@credit-suisse.com

Marc Buchheister

+41 44 333 3169

marc.buchheister@credit-suisse.com

Manuela Luzio

+41 44 332 6098

manuela.luzio@credit-suisse.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date November 2, 2005	By:	/s/ Urs Rohner
General Counsel
*Print the name and title under the signature of the signing officer.
/s/ Charles Naylor
Head of Group Communications